FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 2, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 3

Credit risk

Appendix 3 Credit risk

Contents
Financial assets	2
Exposure summary	2
Sector concentration	3
Asset quality	7
Debt securities	13
AFS reserves by issuer	13
Ratings	13
Asset-backed securities	14
Equity shares	15
Credit derivatives	17
Problem debt management	18
Wholesale renegotiations	18
Retail forbearance	20
Loans, REIL, provisions and impairments	23
- Sector and geographical regional analyses	23
- REIL flow statement	29
- Impairment provisions flow statement	31
- Impairment charge analysis	34
Key loan portfolios	36
Commercial real estate	36
Residential mortgages	42
Interest only retail loans	47
Ulster Bank Group (Core and Non-Core)	51
Credit risk assets	55
Asset quality	56
Sector and geographical region analyses	58

Appendix 3 Credit risk (continued)

Financial assets

Exposure summary
The table below analyses the Group's financial asset exposures, both gross and net of offset arrangements.

	Gross exposure	IFRS offset (1)	Carrying value	Non-IFRS offset (2)	Exposure post offset
30 June 2013	£m	£m	£m	£m	£m

Cash and balances at central banks	89,620	-	89,620	-	89,620
Reverse repos (3)	154,730	(55,447)	99,283	(19,090)	80,193
Lending (4)	451,389	(1,439)	449,950	(32,612)	417,338
Debt securities	138,231	-	138,231	-	138,231
Equity shares	11,431	-	11,431	-	11,431
Derivatives (5)	672,659	(298,965)	373,694	(343,812)	29,882
Settlement balances	25,834	(7,868)	17,966	(2,785)	15,181

Total	1,543,894	(363,719)	1,180,175	(398,299)	781,876
Short positions	(27,979)	-	(27,979)	-	(27,979)

Net of short positions	1,515,915	(363,719)	1,152,196	(398,299)	753,897

31 December 2012

Cash and balances at central banks	79,308	-	79,308	-	79,308
Reverse repos	143,207	(38,377)	104,830	(17,439)	87,391
Lending (4)	464,691	(1,460)	463,231	(34,941)	428,290
Debt securities	164,624	-	164,624	-	164,624
Equity shares	15,237	-	15,237	-	15,237
Derivatives (5)	815,394	(373,476)	441,918	(408,004)	33,914
Settlement balances	8,197	(2,456)	5,741	(1,760)	3,981
Other financial assets	924	-	924	-	924

Total	1,691,582	(415,769)	1,275,813	(462,144)	813,669
Short positions	(27,591)	-	(27,591)	-	(27,591)

Net of short positions	1,663,991	(415,769)	1,248,222	(462,144)	786,078

Notes:
(1)
Relates to offset arrangements that comply with IFRS criteria and to transactions cleared through and novated to central clearing houses, primarily London Clearing House and US Government Securities Clearing Corporation.

(2)
This reflects the amounts by which the Group's credit risk is reduced through arrangements such as master netting agreements and cash management pooling. In addition, the Group holds collateral in respect of individual loans and advances. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group also obtains collateral in the form of securities relating to reverse repo and derivative transactions.

(3)	Securities received as collateral for reverse repos were £99.3 billion (31 December 2012 - £104.7 billion).
(4)
Lending: non-IFRS offset includes cash collateral posted against derivative liabilities of £22.4 billion (31 December 2012 - £24.6 billion) and cash management pooling of £10.2 billion, (31 December 2012 - £10.3 billion).

(5)	Derivatives: non-IFRS offset includes cash collateral received against derivative assets of £27.7 billion (31 December 2012 - £34.1 billion).

Appendix 3 Credit risk (continued)

Financial assets (continued)

Sector concentration
The table below analyses financial assets by sector.

		Reverse repos	Lending			Derivatives	Other financial assets	Balance sheet value	Offset	Exposure post offset (1)
				Securities
				Debt	Equity
	30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m

	Central and local government	1,562	9,745	81,193	-	5,102	1,133	98,735	(5,173)	93,562
Financial institutions	- banks (2)	37,540	30,415	8,171	1,188	270,323	89,620	437,257	(275,920)	161,337
	- other (3)	59,986	38,518	46,487	2,762	81,859	15,761	245,373	(104,091)	141,282
Personal	- mortgages	-	150,103	-	-	-	-	150,103	-	150,103
	- unsecured	-	29,139	-	-	-	8	29,147	-	29,147
	Property	-	68,132	442	393	3,903	-	72,870	(1,189)	71,681
	Construction	-	7,722	27	108	667	11	8,535	(1,533)	7,002
	Manufacturing	171	22,622	358	2,548	1,682	156	27,537	(2,475)	25,062
	Finance leases and instalment credit	-	14,734	1	2	33	-	14,770	(1)	14,769
	Retail, wholesale and repairs	-	21,668	218	640	797	30	23,353	(1,752)	21,601
	Transport and storage	-	19,109	999	129	2,778	430	23,445	(1,093)	22,352
	Health, education and leisure	-	16,812	67	137	769	335	18,120	(939)	17,181
	Hotels and restaurants	-	8,069	25	88	365	-	8,547	(207)	8,340
	Utilities	-	6,415	330	901	2,645	-	10,291	(1,869)	8,422
	Other	24	28,500	472	2,640	2,771	102	34,509	(2,057)	32,452

	Total gross of provisions	99,283	471,703	138,790	11,536	373,694	107,586	1,202,592	(398,299)	804,293
	Provisions	-	(21,753)	(559)	(105)	-	-	(22,417)	n/a	(22,417)

	Total	99,283	449,950	138,231	11,431	373,694	107,586	1,180,175	(398,299)	781,876

For the notes to this table refer to the following page.

Appendix 3 Credit risk (continued)

Financial assets: Sector concentration (continued)

		Reverse repos	Lending			Derivatives	Other financial assets	Balance sheet value	Offset	Exposure post offset (1)
				Securities
				Debt	Equity
	31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m

	Central and Government	441	9,853	97,339	-	5,791	591	114,015	(5,151)	108,864
Financial institutions	- banks (2)	34,783	31,394	11,555	1,643	335,521	79,308	494,204	(341,103)	153,101
	- other (3)	69,256	42,198	50,104	2,672	80,817	5,591	250,638	(97,589)	153,049
Personal	- mortgages	-	149,625	-	-	-	-	149,625	-	149,625
	- unsecured	-	32,212	-	-	-	4	32,216	-	32,216
	Property	-	72,219	774	318	4,118	-	77,429	(1,333)	76,096
	Construction	-	8,049	17	264	820	-	9,150	(1,687)	7,463
	Manufacturing	326	23,787	836	1,639	1,759	144	28,491	(3,775)	24,716
	Finance leases and instalment credit	-	13,609	82	1	13	-	13,705	-	13,705
	Retail, wholesale and repairs	-	21,936	461	1,807	914	41	25,159	(1,785)	23,374
	Transport and storage	-	18,341	659	382	3,397	2	22,781	(3,240)	19,541
	Health, education and leisure	-	16,705	314	554	904	59	18,536	(964)	17,572
	Hotels and restaurants	-	7,877	144	51	493	11	8,576	(348)	8,228
	Utilities	-	6,631	1,311	638	3,170	50	11,800	(2,766)	9,034
	Other	24	30,057	1,886	5,380	4,201	172	41,720	(2,403)	39,317

	Total gross of provisions	104,830	484,493	165,482	15,349	441,918	85,973	1,298,045	(462,144)	835,901
	Provisions	-	(21,262)	(858)	(112)	-	-	(22,232)	n/a	(22,232)

	Total	104,830	463,231	164,624	15,237	441,918	85,973	1,275,813	(462,144)	813,669

Notes:
(1)
This shows the amount by which the Group's credit risk exposure is reduced through arrangements, such as master netting agreements, which give the Group a legal right to set off the financial asset against a financial liability due to the same counterparty. In addition, the Group holds collateral in respect of individual loans and advances to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

(2)	Financial institutions - banks includes £89.6 billion (31 December 2012 - £79.3 billion) relating to cash and balances at central banks.
(3)	Loans made by the Group's consolidated conduits to asset owning companies are included within Financial institutions - other.

Appendix 3 Credit risk (continued)

Financial assets: Sector concentration (continued)

Key points
•
Financial asset exposures after offset decreased by £32 billion or 4% to £782 billion, reflecting the Group's focus on reducing its funded balance sheet, primarily through ongoing sales and run-off in Non-Core and downsizing of Markets.

•
Reductions across securities (debt: £26 billion; equity: £4 billion), lending (£11 billion), reverse repos (£7 billion) and derivatives (£4 billion) were partially offset by higher cash holdings (£10 billion) and settlement balances (£11 billion). Conditions in the financial markets and the Group's continued focus on risk appetite and sector concentration resulted in the trends seen.

•
Exposures to central and local governments decreased by £15 billion principally in debt securities. This was driven by Markets de-risking its balance sheet, management of the Group Treasury liquidity portfolio as well as some risk reduction in respect of eurozone exposures. The Group's portfolio comprises exposures to central governments and sub-sovereigns such as local authorities, primarily in the Group's key markets in the UK, Western Europe and the US.

•
Exposure to financial institutions was £4 billion lower, with decreases of £24 billion across securities, loans and derivatives, driven by economy-wide subdued activity being partially offset by increased higher cash holdings and settlement balances.

○
The banking sector is one of the largest in the Group's portfolio. The sector is well diversified geographically and by exposure with derivative exposures being largely collateralised. Exposures to banks increased by £8 billion during the year, primarily due to higher cash placings with central banks, primarily the Bank of England, the US Federal Reserve, the European Central Bank and other Eurozone central banks.

○
Exposure to other financial institutions is spread across a wide range of financial companies including insurance, securitisation vehicles, financial intermediaries including broker dealers and central counterparties (CCPs), financial guarantors - monolines and CDPCs - and funds (unleveraged, hedge and leveraged funds). The portfolio decreased by £12 billion. Entities in this sector remain vulnerable to market shocks or contagion from the banking sector.

•
The Group's exposure to property and construction sector decreased by £5 billion, principally in commercial real estate lending. The majority of the Group's Core commercial real estate property exposure is within UK Corporate (72%).

•	Retail, wholesale and repairs sector decreased by £2 billion, reflecting de-leveraging of customers in the retail sector.

•
Air and land transport and storage exposure increased by £3 billion. Asset-backed loans to ocean-going vessels was broadly unchanged at £10.5 billion. The downturn in the shipping sector continued in 2013, with an oversupply of vessels and lower charter rates. At 30 June 2013, £1.0 billion (31 December 2012 - £0.7 billion) of loans were included in risk elements in lending with an associated provision of £0.2 billion and impairment charge was less than £100 million for H1 2013.

Appendix 3 Credit risk (continued)

Financial assets: Sector concentration (continued)

Key points (continued)

•	In lending:
	○	UK Retail's lending to homeowners decreased by £0.5 billion, as new business was constrained due to the re-training of mortgage advisors. Unsecured lending balances also fell.
	○	UK Corporate lending decreased by £2.4 billion, as business demand for credit remains weak.
○
Non-Core continued to make significant progress on its balance sheet strategy by reducing  lending by £9 billion across all sectors, principally property and construction, within which commercial real estate lending decreased by £3.2 billion principally reflecting run-off (£2.6 billion).

For a discussion on debt securities and derivatives, see pages 13 and 17 respectively.

Appendix 3 Credit risk (continued)

Financial assets (continued)

Asset quality: Group
The table below analyses the Group's financial assets excluding debt securities by internal asset quality (AQ) ratings. Debt securities are analysed by external ratings and are therefore excluded from the table below and are set out on page 13.

		Loans and advances
	Cash and balances at central banks	Banks				Customers				Settlement balances and other financial assets	Derivatives	Commitments	Contingent liabilities	Total
		Reverse repos	Derivative cash collateral	Other	Total	Reverse repos	Derivative cash collateral	Other	Total
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AQ1	88,366	11,143	3,101	5,768	20,012	33,670	11,486	36,434	81,590	7,566	85,799	63,238	7,603	354,174
AQ2	-	4,167	6,114	607	10,888	1,020	1,832	11,452	14,304	452	92,159	20,823	3,851	142,477
AQ3	934	5,603	2,294	4,053	11,950	3,518	4,491	39,937	47,946	3,150	120,941	27,789	8,220	220,930
AQ4	192	13,153	1,485	5,154	19,792	11,649	1,810	91,186	104,645	3,600	53,762	37,768	5,230	224,989
AQ5	128	2,061	186	920	3,167	9,910	434	89,828	100,172	1,452	16,409	29,525	2,315	153,168
AQ6	-	1,407	16	233	1,656	100	41	41,076	41,217	195	1,754	14,319	1,262	60,403
AQ7	-	6	-	144	150	1,859	29	31,816	33,704	10	1,525	16,958	1,013	53,360
AQ8	-	-	-	112	112	-	7	9,728	9,735	40	171	5,490	150	15,698
AQ9	-	-	-	132	132	-	12	17,500	17,512	13	930	1,726	230	20,543
AQ10	-	-	-	-	-	17	-	669	686	10	244	626	163	1,729
Past due	-	-	-	1	1	-	-	13,632	13,632	331	-	-	-	13,964
Impaired	-	-	-	95	95	-	-	37,888	37,888	1,147	-	-	-	39,130
Impairment provision	-	-	-	(83)	(83)	-	-	(21,670)	(21,670)	-	-	-	-	(21,753)

	89,620	37,540	13,196	17,136	67,872	61,743	20,142	399,476	481,361	17,966	373,694	218,262	30,037	1,278,812

Note:
(1)
Exposures are allocated to asset quality bands on the basis of statistically driven models which produce an estimate of default rate. The variables included in the models vary by product and geography. For portfolios secured on residential property these models typically include measures of delinquency and loan to value as well as other differentiating characteristics such as bureau score, product features or associated account performance information.

Appendix 3 Credit risk (continued)

Financial assets:Asset quality: Group (continued)

		Loans and advances
	Cash and balances at central banks	Banks				Customers				Settlement balances and other financial assets	Derivatives	Commitments	Contingent liabilities	Total
		Reverse repos	Derivative cash collateral	Other	Total	Reverse repos	Derivative cash collateral	Other	Total
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AQ1	78,039	17,806	3,713	10,913	32,432	42,963	15,022	39,734	97,719	2,671	100,652	63,785	8,113	383,411
AQ2	12	3,556	4,566	526	8,648	710	704	13,101	14,515	185	108,733	20,333	2,810	155,236
AQ3	1,156	5,703	2,241	2,757	10,701	2,886	3,917	25,252	32,055	539	152,810	23,727	7,431	228,419
AQ4	100	6,251	1,761	2,734	10,746	14,079	2,144	104,060	120,283	1,202	58,705	40,196	5,736	236,968
AQ5	-	1,183	469	787	2,439	8,163	679	92,147	100,989	659	13,244	28,165	2,598	148,094
AQ6	-	282	39	357	678	86	50	40,096	40,232	73	2,175	13,854	1,380	58,392
AQ7	-	2	-	236	238	1,133	12	36,223	37,368	191	3,205	19,219	1,275	61,496
AQ8	-	-	-	68	68	4	2	12,812	12,818	8	262	5,688	185	19,029
AQ9	1	-	-	93	93	23	7	17,431	17,461	137	1,360	1,363	95	20,510
AQ10	-	-	-	-	-	-	-	807	807	1	772	1,454	238	3,272
Past due	-	-	-	-	-	-	249	10,285	10,534	999	-	-	-	11,533
Impaired	-	-	-	134	134	-	-	38,365	38,365	-	-	-	-	38,499
Impairment provision	-	-	-	(114)	(114)	-	-	(21,148)	(21,148)	-	-	-	-	(21,262)

	79,308	34,783	12,789	18,491	66,063	70,047	22,786	409,165	501,998	6,665	441,918	217,784	29,861	1,343,597

Appendix 3 Credit risk (continued)

Financial assets: Asset quality: Core

		Loans and advances
	Cash and balances at central banks	Banks				Customers				Settlement balances and other financial assets	Derivatives	Commitments	Contingent liabilities	Total
		Reverse repos	Derivative cash collateral	Other	Total	Reverse repos	Derivative cash collateral	Other	Total
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AQ1	88,323	11,143	3,101	5,700	19,944	33,670	11,486	31,205	76,361	7,566	85,261	62,777	7,563	347,795
AQ2	-	4,167	6,114	602	10,883	1,020	1,832	10,761	13,613	452	91,572	20,682	3,809	141,011
AQ3	934	5,603	2,294	3,823	11,720	3,518	4,491	37,568	45,577	3,150	120,410	27,658	8,216	217,665
AQ4	192	13,153	1,485	5,013	19,651	11,649	1,810	86,674	100,133	3,600	53,043	37,290	4,930	218,839
AQ5	-	2,061	186	914	3,161	9,910	434	85,373	95,717	1,452	15,390	29,155	2,211	147,086
AQ6	-	1,407	16	196	1,619	100	41	38,394	38,535	195	1,215	13,804	1,186	56,554
AQ7	-	6	-	108	114	1,859	29	28,979	30,867	10	1,096	16,706	738	49,531
AQ8	-	-	-	29	29	-	7	9,163	9,170	40	161	5,439	146	14,985
AQ9	-	-	-	129	129	-	12	14,963	14,975	13	728	1,390	200	17,435
AQ10	-	-	-	-	-	-	-	591	591	10	210	376	80	1,267
Past due	-	-	-	1	1	-	-	12,370	12,370	331	-	-	-	12,702
Impaired	-	-	-	94	94	-	-	17,926	17,926	1,147	-	-	-	19,167
Impairment provision	-	-	-	(82)	(82)	-	-	(10,276)	(10,276)	-	-	-	-	(10,358)

	89,449	37,540	13,196	16,527	67,263	61,726	20,142	363,691	445,559	17,966	369,086	215,277	29,079	1,233,679

Appendix 3 Credit risk (continued)

Financial assets:  Asset quality: Core (continued)

		Loans and advances
	Cash and balances at central banks	Banks (1)				Customers (2)				Settlement balances and other financial assets	Derivatives	Commitments	Contingent liabilities	Total
		Reverse repos	Derivative cash collateral	Other	Total	Reverse repos	Derivative cash collateral	Other	Total
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AQ1	78,003	17,806	3,708	8,495	30,009	42,963	15,022	32,256	90,241	2,671	99,882	62,440	7,822	371,068
AQ2	12	3,556	4,566	514	8,636	710	704	10,551	11,965	185	108,107	20,207	2,792	151,904
AQ3	1,046	5,703	2,241	2,738	10,682	2,886	3,917	21,688	28,491	539	152,462	23,392	7,419	224,031
AQ4	100	6,251	1,761	2,729	10,741	14,079	2,144	99,771	115,994	1,202	57,650	39,832	5,648	231,167
AQ5	-	1,183	469	785	2,437	8,163	679	86,581	95,423	659	12,082	27,501	2,508	140,610
AQ6	-	282	39	356	677	86	50	36,891	37,027	73	1,476	13,140	1,353	53,746
AQ7	-	2	-	186	188	1,133	12	32,032	33,177	191	2,536	17,824	949	54,865
AQ8	-	-	-	68	68	4	2	10,731	10,737	8	247	5,607	146	16,813
AQ9	1	-	-	93	93	-	7	14,958	14,965	137	979	1,088	93	17,356
AQ10	-	-	-	-	-	-	-	684	684	1	448	832	149	2,114
Past due	-	-	-	-	-	-	249	9,528	9,777	991	-	-	-	10,768
Impaired	-	-	-	133	133	-	-	17,418	17,418	-	-	-	-	17,551
Impairment provision	-	-	-	(113)	(113)	-	-	(9,949)	(9,949)	-	-	-	-	(10,062)

	79,162	34,783	12,784	15,984	63,551	70,024	22,786	363,140	455,950	6,657	435,869	211,863	28,879	1,281,931

Notes:
(1)	Core, Non-Core split excludes £2,036 million of loans to banks in relation to Direct Line Group.
(2)	Core, Non-Core split excludes £881 million of loans to customers in relation to Direct Line Group.

Appendix 3 Credit risk (continued)

Financial assets: Asset quality: Non-Core

		Loans and advances
	Cash and balances at central banks	Banks				Customers				Settlement balances and other financial assets	Derivatives	Commitments	Contingent liabilities	Total
		Reverse repos	Derivative cash collateral	Other	Total	Reverse repos	Derivative cash collateral	Other	Total
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AQ1	43	-	-	68	68	-	-	5,229	5,229	-	538	461	40	6,379
AQ2	-	-	-	5	5	-	-	691	691	-	587	141	42	1,466
AQ3	-	-	-	230	230	-	-	2,369	2,369	-	531	131	4	3,265
AQ4	-	-	-	141	141	-	-	4,512	4,512	-	719	478	300	6,150
AQ5	128	-	-	6	6	-	-	4,455	4,455	-	1,019	370	104	6,082
AQ6	-	-	-	37	37	-	-	2,682	2,682	-	539	515	76	3,849
AQ7	-	-	-	36	36	-	-	2,837	2,837	-	429	252	275	3,829
AQ8	-	-	-	83	83	-	-	565	565	-	10	51	4	713
AQ9	-	-	-	3	3	-	-	2,537	2,537	-	202	336	30	3,108
AQ10	-	-	-	-	-	17	-	78	95	-	34	250	83	462
Past due	-	-	-	-	-	-	-	1,262	1,262	-	-	-	-	1,262
Impaired	-	-	-	1	1	-	-	19,962	19,962	-	-	-	-	19,963
Impairment provision	-	-	-	(1)	(1)	-	-	(11,394)	(11,394)	-	-	-	-	(11,395)

	171	-	-	609	609	17	-	35,785	35,802	-	4,608	2,985	958	45,133

Appendix 3 Credit risk (continued)

Financial assets:  Asset quality: Non-Core (continued)

		Loans and advances
	Cash and balances at central banks	Banks (1)				Customers (2)				Settlement balances and other financial assets	Derivatives	Commitments	Contingent liabilities	Total
		Reverse repos	Derivative cash collateral	Other	Total	Reverse repos	Derivative cash collateral	Other	Total
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AQ1	36	-	-	394	394	-	-	7,466	7,466	-	770	1,345	291	10,302
AQ2	-	-	-	5	5	-	-	2,550	2,550	-	626	126	18	3,325
AQ3	110	-	-	19	19	-	-	3,564	3,564	-	348	335	12	4,388
AQ4	-	-	-	5	5	-	-	4,289	4,289	-	1,055	364	88	5,801
AQ5	-	-	-	2	2	-	-	4,718	4,718	-	1,162	664	90	6,636
AQ6	-	-	-	1	1	-	-	3,205	3,205	-	699	714	27	4,646
AQ7	-	-	-	50	50	-	-	4,191	4,191	-	669	1,395	326	6,631
AQ8	-	-	-	-	-	-	-	2,081	2,081	-	15	81	39	2,216
AQ9	-	-	-	-	-	23	-	2,452	2,475	-	381	275	2	3,133
AQ10	-	-	-	-	-	-	-	123	123	-	324	622	89	1,158
Past due	-	-	-	-	-	-	-	757	757	8	-	-	-	765
Impaired	-	-	-	1	1	-	-	20,947	20,947	-	-	-	-	20,948
Impairment provision	-	-	-	(1)	(1)	-	-	(11,199)	(11,199)	-	-	-	-	(11,200)

	146	-	-	476	476	23	-	45,144	45,167	8	6,049	5,921	982	58,749

For the notes on this table refer to page 10.

Appendix 3 Credit risk (continued)

Debt securities
The table below analyses available-for-sale (AFS) debt securities and related reserves, gross of tax.

	30 June 2013				31 December 2012
	UK	US	Other (1)	Total	UK	US	Other (1)	Total
AFS reserves by issuer	£m	£m	£m	£m	£m	£m	£m	£m

Government (2)	6,671	16,573	12,554	35,798	9,774	19,046	16,155	44,975
Banks	353	96	5,622	6,071	1,085	357	7,419	8,861
Other financial institutions	2,760	8,763	9,702	21,225	2,861	10,613	10,416	23,890
Corporate	27	-	120	147	1,318	719	1,130	3,167

Total	9,811	25,432	27,998	63,241	15,038	30,735	35,120	80,893

Of which ABS (3)	2,920	12,931	12,680	28,531	3,558	14,209	12,976	30,743

AFS reserves (gross)	197	188	(982)	(597)	667	763	(1,277)	153

Notes:
(1)	Includes eurozone countries as detailed in Appendix 5 Country risk.
(2)	Includes central and local government.
(3)	Asset-backed securities.

Ratings
The table below analyses debt securities by issuer and external ratings. Ratings are based on the lowest of Standard and Poor's, Moody's and Fitch.

	Central and local government			Banks	Other financial institutions	Corporate	Total	Total	Of which ABS
	UK	US	Other
30 June 2013	£m	£m	£m	£m	£m	£m	£m	%	£m

AAA	-	26	17,493	1,411	9,852	60	28,842	21	9,386
AA to AA+	14,897	28,392	6,208	217	25,439	293	75,446	55	27,271
A to AA-	-	35	7,113	1,467	2,685	135	11,435	8	2,450
BBB- to A-	-	-	6,311	4,614	4,318	939	16,182	12	7,480
Non-investment grade	-	-	717	243	3,069	652	4,681	3	2,898
Unrated	-	1	-	219	1,124	301	1,645	1	933

	14,897	28,454	37,842	8,171	46,487	2,380	138,231	100	50,418

31 December 2012

AAA	17,471	31	17,167	2,304	11,502	174	48,649	30	10,758
AA to AA+	-	36,357	7,424	1,144	26,403	750	72,078	44	28,775
A to AA-	-	6	11,707	2,930	3,338	1,976	19,957	12	2,897
BBB- to A-	-	-	6,245	4,430	4,217	1,643	16,535	10	7,394
Non-investment grade	-	-	928	439	3,103	614	5,084	3	2,674
Unrated	-	1	2	308	1,541	469	2,321	1	1,087

	17,471	36,395	43,473	11,555	50,104	5,626	164,624	100	53,585

Key points
•	AAA rated debt securities decreased as the UK was downgraded from AAA to AA+ during the first half of the year and also reflected the Group's reduced holding of debt securities.

•	The decrease in holdings of debt securities rated A to AA- was primarily driven by a reduction in Japanese bonds.

•	Non-investment grade and unrated debt securities accounted for 5% of the portfolio.

Appendix 3 Credit risk (continued)

Debt securities (continued)
Asset-backed securities
The table below summarises the ratings of asset-backed securities on the balance sheet.

	RMBS (1)
	Government sponsored or similar (2)	Prime	Non- conforming	Sub-prime	MBS covered bond (1)	CMBS (1)	CDOs (1)	CLOs (1)	ABS covered bond	ABS other	Total
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AAA	1,743	2,713	1,538	26	521	347	73	1,087	25	1,313	9,386
AA to AA+	22,269	595	84	23	103	3,332	7	525	49	284	27,271
A to AA-	201	197	289	60	49	678	64	239	-	673	2,450
BBB- to A-	1,015	54	150	115	5,093	311	12	275	9	446	7,480
Non-investment grade (3)	3	623	482	406	353	354	275	201	-	201	2,898
Unrated (4)	-	78	10	405	-	10	40	300	-	90	933

	25,231	4,260	2,553	1,035	6,119	5,032	471	2,627	83	3,007	50,418

Of which in Non-Core	-	541	391	179	-	635	410	1,765	-	423	4,344

31 December 2012

AAA	2,454	2,854	1,487	11	639	396	92	1,181	165	1,479	10,758
AA to AA+	23,692	613	88	26	102	2,551	7	887	340	469	28,775
A to AA-	201	302	275	33	155	808	74	146	20	883	2,897
BBB- to A-	990	53	141	86	4,698	441	32	291	8	654	7,394
Non-investment grade (3)	20	641	454	330	136	304	421	133	-	235	2,674
Unrated (4)	-	108	8	298	-	23	94	388	-	168	1,087

	27,357	4,571	2,453	784	5,730	4,523	720	3,026	533	3,888	53,585

Of which in Non-Core	-	651	404	154	-	780	494	2,228	-	850	5,561

Notes:
(1)	RMBS: residential mortgage-backed securities; CMBS: commercial mortgage-backed securities; CDOs: collateralised debt obligations; CLOs: collateralised loan obligations.
(2)	Includes US agency and Dutch government guaranteed securities.
(3)
Comprises held-for-trading (HFT) £1,467 million (31 December 2012 - £1,177 million), designated at fair value (DFV) nil (31 December 2012 - £7 million), available-for-sale (AFS) £1,226 million (31 December 2012 - £1,173 million) and loans and receivables (LAR) £205 million (31 December 2012 - £317 million).

(4)	Comprises HFT £768 million (31 December 2012 - £808 million), AFS £107 million (31 December 2012 - £149 million) and LAR £58 million (31 December 2012 - £130 million).

Appendix 3 Credit risk (continued)

Equity shares
The table below analyses holdings of equity shares for eurozone countries and other countries with balances of more than £100 million by country, issuer and measurement classification. The HFT portfolios in Markets comprise positions in the Markets Derivative Products Solutions business, primarily for economic hedging of liabilities including debt issuances and equity derivatives. The AFS portfolios include capital stock in the Federal Home Loan Bank (a government sponsored entity, included in Other Financial Institutions) and the Federal Reserve Bank, which together amounted to £0.6 billion (31 December 2012 - £0.7 billion) that US Retail & Commercial are required to hold. The remaining AFS balances are individually small holdings in unlisted companies, mainly acquired through loan renegotiations in the Global Restructuring Group (GRG).

	30 June 2013
	HFT					AFS/DFV (1)
Countries	Banks £m	Other FI (2) £m	Corporate £m	Total £m	HFT short positions £m	Banks £m	Other FI (2) £m	Corporate £m	Total £m	Total £m	AFS reserves £m

Spain	7	-	344	351	(2)	-	-	64	64	415	(52)
Ireland	-	71	11	82	-	-	7	-	7	89	-
Italy	11	-	23	34	-	-	5	16	21	55	-
Portugal	-	-	3	3	-	-	-	-	-	3	-
Greece	-	-	1	1	-	-	-	-	-	1	-

Eurozone Periphery	18	71	382	471	(2)	-	12	80	92	563	(52)

Netherlands	-	151	389	540	(23)	-	40	46	86	626	(22)
Germany	4	135	403	542	(10)	-	-	-	-	542	-
France	10	42	90	142	(185)	-	-	156	156	298	33
Luxembourg	-	210	38	248	(7)	-	-	3	3	251	-
Other	22	24	103	149	(14)	-	3	-	3	152	2

Total eurozone	54	633	1,405	2,092	(241)	-	55	285	340	2,432	(39)

Countries
US	62	416	2,013	2,491	(288)	458	269	68	795	3,286	16
UK	145	428	1,897	2,470	(36)	8	283	267	558	3,028	64
China	284	109	296	689	(54)	-	-	-	-	689	8
Japan	-	155	112	267	(10)	-	1	-	1	268	-
Australia	80	43	104	227	-	-	-	5	5	232	-
Taiwan	1	60	138	199	-	-	-	-	-	199	-
South Korea	1	27	145	173	-	-	-	1	1	174	-
Hong Kong	3	72	93	168	-	-	-	6	6	174	3
Switzerland	8	13	87	108	(5)	-	40	-	40	148	38
Russia	15	4	104	123	-	-	-	-	-	123	-
India	14	-	100	114	-	-	-	-	-	114	-
Romania	1	110	-	111	-	-	-	-	-	111	-
Canada	3	2	76	81	(404)	-	-	-	-	81	-
Other	51	37	263	351	(23)	-	5	16	21	372	8

Total	722	2,109	6,833	9,664	(1,061)	466	653	648	1,767	11,431	98

For the notes to this table refer to the following page.

Appendix 3 Credit risk (continued)

Equity shares (continued)

	31 December 2012
	HFT					AFS/DFV (1)
Countries	Banks £m	Other FI (2) £m	Corporate £m	Total £m	HFT short positions £m	Banks £m	Other FI (2) £m	Corporate £m	Total £m	Total £m	AFS reserves £m

Spain	18	-	51	69	-	-	-	92	92	161	(41)
Ireland	-	126	47	173	(3)	-	17	-	17	190	-
Italy	7	1	33	41	(15)	-	5	-	5	46	-
Portugal	-	-	5	5	-	-	-	-	-	5	-
Greece	-	-	6	6	-	-	-	-	-	6	-

Eurozone periphery	25	127	142	294	(18)	-	22	92	114	408	(41)

Netherlands	20	157	465	642	(21)	-	40	156	196	838	(19)
Germany	33	1	106	140	(54)	-	-	-	-	140	-
France	10	75	103	188	(10)	-	1	143	144	332	23
Luxembourg	14	196	46	256	(1)	-	6	34	40	296	1
Other	18	26	116	160	(15)	-	3	-	3	163	1

Total eurozone	120	582	978	1,680	(119)	-	72	425	497	2,177	(35)

Countries
US	208	619	2,645	3,472	(132)	307	419	18	744	4,216	7
UK	372	144	2,483	2,999	(35)	35	70	320	425	3,424	73
China	331	147	357	835	(3)	-	14	3	17	852	7
Japan	24	67	973	1,064	(1)	-	2	-	2	1,066	-
Australia	77	45	159	281	(17)	-	-	-	-	281	-
Taiwan	2	31	259	292	(11)	-	-	-	-	292	-
South Korea	32	72	880	984	-	-	-	-	-	984	-
Hong Kong	2	81	97	180	-	-	-	4	4	184	2
Switzerland	4	-	71	75	(13)	-	34	-	34	109	31
Russia	16	4	158	178	-	-	-	-	-	178	-
India	29	68	220	317	-	-	-	-	-	317	-
Romania	-	123	-	123	-	-	-	-	-	123	-
Canada	14	25	200	239	(277)	-	-	2	2	241	2
MDB and supranationals (3)	-	-	-	-	-	-	-	156	156	156	-
Other	70	48	492	610	(3)	-	5	22	27	637	(3)

Total	1,301	2,056	9,972	13,329	(611)	342	616	950	1,908	15,237	84

Notes:
(1)
Designated as at fair value through profit or loss balances are £414 million (31 December 2012 - £533 million) comprising £54 million other financial institutions (31 December 2012 - £61 million) and £360 million corporate (31 December 2012 - £472 million).

(2)	Other financial institutions (FI) including government sponsored entities.
(3)	MDB - Multilateral development banks.

Key point
•
Equity shares decreased by £3.8 billion in the half year driven by both targeted risk reduction in Markets and the announcement in June 2013 of the planned exit of the division's Equity Derivatives franchise.

Appendix 3 Credit risk (continued)

Credit derivatives
The Group trades credit derivatives as part of its client-led business and to mitigate credit risk. The Group's credit derivative exposures relating to proprietary trading are minimal. The table below analyses the Group's bought and sold protection.

	30 June 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
Group	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Client-led trading & residual risk	218.6	206.6	2.8	2.7	250.7	240.7	3.4	3.1
Credit hedging - banking book (1)	5.3	0.2	0.2	-	5.4	0.4	0.1	-
Credit hedging - trading book
- rates	9.2	6.1	0.2	0.1	9.4	5.8	0.1	0.1
- credit and mortgage markets	4.3	1.9	0.6	0.4	22.4	16.0	0.9	0.7
- other	1.2	0.3	-	-	1.4	0.6	-	-

Total	238.6	215.1	3.8	3.2	289.3	263.5	4.5	3.9

Core

Client-led trading	195.5	192.6	2.6	2.4	231.4	228.4	3.0	2.7
Credit hedging - banking book	1.6	-	-	-	1.7	-	-	-
Credit hedging - trading book
- rates	8.0	5.0	0.2	0.1	7.8	4.6	0.1	0.1
- credit and mortgage markets	0.2	-	-	-	13.9	13.6	0.2	0.2
- other	1.2	0.3	-	-	1.3	0.5	-	-

	206.5	197.9	2.8	2.5	256.1	247.1	3.3	3.0

Non-Core

Residual risk	23.1	14.0	0.2	0.3	19.3	12.3	0.4	0.4
Credit hedging - banking book (1)	3.7	0.2	0.2	-	3.7	0.4	0.1	-
Credit hedging - trading book
- rates	1.2	1.1	-	-	1.6	1.2	-	-
- credit and mortgage markets	4.1	1.9	0.6	0.4	8.5	2.4	0.7	0.5
- other	-	-	-	-	0.1	0.1	-	-

	32.1	17.2	1.0	0.7	33.2	16.4	1.2	0.9

By counterparty

Monoline insurers	3.2	-	0.2	-	4.6	-	0.4	-
CDPCs (2)	21.9	-	0.2	-	21.0	-	0.2	-
Banks	88.1	92.1	1.5	1.7	127.2	128.6	2.3	2.8
Other financial institutions	124.7	123.0	1.7	1.5	135.8	134.9	1.4	1.1
Corporates	0.7	-	0.2	-	0.7	-	0.2	-

	238.6	215.1	3.8	3.2	289.3	263.5	4.5	3.9

Notes:
(1)	Credit hedging in the banking book principally relates to portfolio management in Non-Core.
(2)	Credit derivative product company.

Appendix 3 Credit risk (continued)

Problem debt management
For a description of the Group's early problem identification and problem debt management, refer to pages 172 to 180 of the Group's 2012 Annual Report and Accounts.

Wholesale renegotiations
The data presented below include loans where renegotiations were completed during the period. Thresholds for inclusion are set at divisional level and range from nil to £10 million. Comparison and analysis of renegotiated loans may be skewed by the impact of individual material cases reaching legal completion during a given period, and are also subject to seasonality.

	Half year ended 30 June 2013			Year ended 31 December 2012
	Performing	Non- performing	Provision coverage	Performing	Non- performing	Provision coverage
Sector (1)	£m	£m	%	£m	£m	%

Property	791	322	25	1,954	3,288	18
Transport	87	177	16	832	99	23
Telecommunications, media and technology	123	38	5	237	341	46
Retail and leisure	173	27	-	487	111	34
Other	231	74	-	792	245	28

	1,405	638	18	4,302	4,084	22

Note:
(1)
In addition loans totalling £1.0 billion granted financial covenant concessions only during the period are not included in the table above as these concessions do not affect a loan's contractual cash flows (year to 31 December 2012 - £3.9 billion).

The table below analyses the incidence of the main types of wholesale renegotiation arrangements by loan value.

Arrangement type (1)	Half year ended 30 June 2013%	Year ended 31 December 2012%

Variation in margin	2	9
Payment concessions and loan rescheduling	87	69
Forgiveness of all or part of the outstanding debt	12	29
Other (2)	18	20

Notes:
(1)	The total above exceeds 100% as an individual case can involve more than one type of arrangement.
(2)	Main types of 'other' concessions include formal 'standstill' agreements, release of security and amendments to negative pledge.

Appendix 3 Credit risk (continued)

Problem debt management: Wholesale renegotiations (continued)

Key points
●
Renegotiations completed during the first half of 2013, subject to thresholds as explained above, amounted to £2.0 billion.  In H1 2013 renegotiations were most prevalent in the Group's most significant corporate sectors and in those industries experiencing difficult markets, notably property and transport as the Group sought to support viable customers. The majority of renegotiations granted to borrowers in the property sector were payment concessions and loan rescheduling.

●
Year-on-year analysis of renegotiated loans may be skewed by individual material cases reaching legal completion during a given year. This is particularly relevant when comparing the value of renegotiations completed in the property and seaborne transport sectors where negotiations can be lengthy. In the first half of 2013, the decrease in completed renegotiations was driven by a lack of large individual material cases reaching legal completion during the period.

●
Provisions for the non-performing loans disclosed above are individually assessed and renegotiations are taken into account when determining the level of provision. The provision coverage is affected by the timing of write-offs and provisions. In some cases loans are fully or partially written off on the completion of a renegotiation. Non-performing renegotiated loans also include loans against which no provision is held. Where these cases are large they can have a significant impact on the provision coverage within a specific sector.

●
Loans renegotiated since January 2011 and still outstanding at 30 June 2013 amounted to £16.3 billion (31 December 2012 - £17.7 billion). Of the loans renegotiated by GRG since January 2011, 7% had been returned to performing portfolios managed by the business by 30 June 2013 (31 December 2012 - 6%).

●
Renegotiations are likely to remain significant, particularly in those industries experiencing difficult markets. At 30th June 2013, loans totalling £13.6 billion (31 December 2012 - £13.7 billion) were in the process of being renegotiated but had not yet reached legal completion (these loans are not included in the tables above). Property and transport represent 70% and 11% respectively of the in-process renegotiations. 73% of the in-process renegotiations were non-performing loans (31 December 2012 - 69%), with associated provision coverage of 33% (31 December 2012 - 32%). The principal types of arrangements offered include variation in margin, payment concessions and loan rescheduling and forgiveness of all or part of the outstanding debt.

●	56% of 'completed' and 96% of 'in progress' renegotiated cases (by value) were managed by GRG.

Appendix 3 Credit risk (continued)

Problem debt management (continued)

Retail forbearance
For a description of forbearance arrangements in the Group's retail businesses, see pages 176 of the Group's 2012 Annual Report and Accounts. The mortgage arrears information for retail accounts in forbearance and related provisions are shown in the tables below.

	No missed payments		1-3 months in arrears		>3 months in arrears		Total
	Balance	Provision	Balance	Provision	Balance	Provision	Balance	Provision	Forborne balances
	£m	£m	£m	£m	£m	£m	£m	£m	%

30 June 2013
UK Retail (1,2)	4,121	20	438	19	448	61	5,007	100	5.1
Ulster Bank (1,2)	1,114	150	585	79	627	244	2,326	473	11.8
RBS Citizens	-	-	185	20	211	9	396	29	1.8
Wealth (3)	121	18	4	-	22	1	147	19	1.7

	5,356	188	1,212	118	1,308	315	7,876	621	4.9

31 December 2012

UK Retail (1,2)	4,006	20	388	16	450	64	4,844	100	4.9
Ulster Bank (1,2)	915	100	546	60	527	194	1,988	354	10.4
RBS Citizens	-	-	179	25	160	10	339	35	1.6
Wealth	38	-	-	-	7	-	45	-	0.5

	4,959	120	1,113	101	1,144	268	7,216	489	4.9

Notes:
(1)
Forbearance in UK Retail and Ulster Bank above capture all instances where a change has been made to the contractual payment terms including those where the customer is up-to-date on payments and there is no obvious evidence of financial stress

(2)	Includes the current stock position of forbearance deals agreed since early 2008 for UK Retail and early 2009 for Ulster Bank.
(3)	Wealth forbearance stock at 30 June 2013 included the RBS International portfolio.

Appendix 3 Credit risk (continued)

Problem debt management: Retail forbearance (continued)
The incidence of the main types of retail forbearance on the balance sheet at 30 June 2013 is analysed below. This includes forbearance arrangements agreed during the first half of 2013 and the balance at the period end.

	UK Retail	Ulster Bank	RBS Citizens	Wealth	Total
30 June 2013 (1)	£m	£m	£m	£m	£m

Interest only conversions - temporary and permanent	1,301	759	-	5	2,065
Term extensions - capital repayment and interest only	2,401	274	-	36	2,711
Payment concessions	226	1,092	368	19	1,705
Capitalisation of arrears	938	264	-	-	1,202
Other	414	-	28	87	529

	5,280	2,389	396	147	8,212

31 December 2012 (1)

Interest only conversions - temporary and permanent	1,220	924	-	6	2,150
Term extensions - capital repayment and interest only	2,271	183	-	27	2,481
Payment concessions	215	762	339	9	1,325
Capitalisation of arrears	932	119	-	-	1,051
Other	452	-	-	3	455

	5,090	1,988	339	45	7,462

The table below shows forbearance agreed during the first half of 2013 analysed between performing and non-performing.

	UK Retail	Ulster Bank	RBS Citizens	Wealth	Total
30 June 2013	£m	£m	£m	£m	£m

Performing forbearance in the half year	777	1,105	-	56	1,938
Non-performing forbearance in the half year	83	517	57	5	662

Total forbearance in the half year (2)	860	1,622	57	61	2,600

Notes:
(1)	As an individual case can include more than one type of arrangement, the analysis in the table on forbearance arrangements exceeds the total value of cases subject to forbearance.
(2)	Includes all deals agreed during the half year (new customers and renewals) regardless of whether they remain active at the period end.

Key points
UK Retail
●	At 30 June 2013, stock levels of £5.0 billion represented 5.1% of the total mortgage assets, an increase of 3.4% from 31 December 2012; balances were flat between Q1 and Q2 2013.

●
The flow of new forbearance in Q2 2013 continued to fall (£429 million compared with an average of £494 million per quarter in the preceding four quarters). The 24 month rolling stock of forbearance (where the treatment has been provided in the last 24 months) is £2.1 billion and fell slightly in the first half of the year.

Appendix 3 Credit risk (continued)

Problem debt management: Retail forbearance (continued)

Key points (continued)

UK Retail (continued)

●	Approximately 82% of forbearance assets (31 December 2012 - 83%) were up-to-date with payments (compared with approximately 97% of the assets not subject to forbearance activity).

●	Of the total stock of assets subject to forbearance treatment, 45% were term extensions, 25% interest-only conversions and 18% capitalisations of arrears.

●
The growth of interest only stock reflects an extension of the definition to include customers who were historically on Capital and Interest repayments and who converted to a mix of capital and interest and interest only; the underlying level of transfers is negligible and the remaining stock reflects legacy policy.

●	The provision cover on assets subject to forbearance was around 4.6 times that on assets not subject to forbearance.

Ulster Bank

●
At 30 June 2013, 11.8% of total mortgage assets (£2.3 billion) were subject to a forbearance arrangement, an increase from 10.4% (£2.0 billion) at 31 December 2012. This reflected Ulster Bank's proactive strategies to contact customers in financial difficulty to offer assistance. Forbearance deals agreed during H1 2013 increased by 11% compared to H2 2012. However the number of customers approaching Ulster Bank for assistance for the first time remained broadly stable.

●
The majority of the forbearance treatments offered by Ulster Bank are short to medium term concessions (interest only conversions and payment concessions).  They account for 77% of forbearance assets at 30 June 2013 (85% at 31 December 2012). These concessions are offered for periods of between one and five years and incorporate different levels of repayment based on the customer's ability to pay.

●	Interest only arrangements represented 32% of forbearance assets at 30 June 2013, a decrease from 46% at 31 December 2012.

●
Similarly, of those customers offered payment concession (46%), the number of customers who were temporarily permitted to pay less than the interest only fell (6% of forbearance assets at 30 June 2013; 11% at 31 December 2012).  Customers who agreed a reduced payment (greater than interest only) and payment holidays accounted for 26% and 7% respectively at 30 June 2013.

●	Permanent forbearance treatments, capitalisations and term extensions each represented 11% of the forbearance portfolio at 30 June 2013, increasing from 6% and 9% respectively as of 31 December 2012.

●	Where performing cases are subject to forbearance, they attract a higher provision than assets not subject to forbearance. The majority of forbearance arrangements were in the performing book (73%).

●	At 30 June 2013, 7% of forbearance customers were subject to one of the new treatments developed to assist customers as part of the longer term strategies.

Appendix 3 Credit risk (continued)

Problem debt management (continued)

Loans, risk elements in lending (REIL), provisions and impairments
Sector and geographical regional analyses - Group
The tables below analyse gross loans and advances to banks and customers (excluding reverse repos) and related credit metrics by sector and geography (by location of lending office) for the Group, Core and Non-Core.

					Credit metrics
	30 June 2013	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge YTD £m	Amounts written-off YTD £m

	Government (1)	9,745	-	-	-	-	-	-	-
	Finance	38,518	618	315	1.6	51	0.8	33	10
Personal	- mortgages	150,103	6,749	2,036	4.5	30	1.4	284	155
	- unsecured	29,139	2,780	2,270	9.5	82	7.8	253	390
	Property	68,132	21,676	10,145	31.8	47	14.9	862	771
	Construction	7,722	1,434	682	18.6	48	8.8	125	100
	Manufacturing	22,622	708	412	3.1	58	1.8	57	61
	Finance leases (2)	14,734	301	203	2.0	67	1.4	(1)	87
	Retail, wholesale and repairs	21,668	1,183	622	5.5	53	2.9	47	83
	Transport and storage	19,109	1,331	316	7.0	24	1.7	76	111
	Health, education and leisure	16,812	1,445	653	8.6	45	3.9	153	36
	Hotels and restaurants	8,069	1,551	688	19.2	44	8.5	29	85
	Utilities	6,415	253	112	3.9	44	1.7	60	-
	Other	28,500	2,059	1,236	7.2	60	4.3	228	206
	Latent	-	-	1,980	-	-	-	(36)	-

		441,288	42,088	21,670	9.5	51	4.9	2,170	2,095

	of which:
	UK
	- residential mortgages	109,291	2,348	494	2.1	21	0.5	36	24
	- personal lending	17,312	2,322	1,991	13.4	86	11.5	175	296
	- property	49,646	10,655	4,088	21.5	38	8.2	500	594
	- construction	6,023	1,044	487	17.3	47	8.1	105	99
	- other	117,822	4,079	2,441	3.5	60	2.1	156	294
	Europe
	- residential mortgages	18,438	3,361	1,351	18.2	40	7.3	161	5
	- personal lending	1,322	235	219	17.8	93	16.6	10	16
	- property	14,045	10,864	5,992	77.4	55	42.7	372	165
	- construction	1,362	344	178	25.3	52	13.1	13	-
	- other	25,000	4,696	3,269	18.8	70	13.1	478	339
	US
	- residential mortgages	22,033	1,013	185	4.6	18	0.8	88	125
	- personal lending	9,280	221	60	2.4	27	0.6	67	77
	- property	4,143	118	26	2.8	22	0.6	(8)	12
	- construction	311	37	8	11.9	22	2.6	7	1
	- other	30,873	383	674	1.2	176	2.2	1	34
	RoW
	- residential mortgages	341	27	6	7.9	22	1.8	(1)	1
	- personal lending	1,225	2	-	0.2	-	-	1	1
	- property	298	39	39	13.1	100	13.1	(2)	-
	- construction	26	9	9	34.6	100	34.6	-	-
	- other	12,497	291	153	2.3	53	1.2	11	12

		441,288	42,088	21,670	9.5	51	4.9	2,170	2,095

	Banks	30,415	95	83	0.3	87	0.3	(9)	28

For the notes to this table refer to page 28.

Appendix 3 Credit risk (continued)

Problem debt management: Loans, REIL, provisions and impairments (continued)

Sector and geographical regional analyses - Group (continued)

					Credit metrics
	31 December 2012	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge YTD £m	Amounts written-off YTD £m

	Government (1)	9,853	-	-	-	-	-	-	-
	Finance	42,198	592	317	1.4	54	0.8	145	380
Personal	- mortgages	149,625	6,549	1,824	4.4	28	1.2	948	461
	- unsecured	32,212	2,903	2,409	9.0	83	7.5	631	793
	Property	72,219	21,223	9,859	29.4	46	13.7	2,212	1,080
	Construction	8,049	1,483	640	18.4	43	8.0	94	182
	Manufacturing	23,787	755	357	3.2	47	1.5	134	203
	Finance leases (2)	13,609	442	294	3.2	67	2.2	44	263
	Retail, wholesale and repairs	21,936	1,143	644	5.2	56	2.9	230	176
	Transport and storage	18,341	834	336	4.5	40	1.8	289	102
	Health, education and leisure	16,705	1,190	521	7.1	44	3.1	144	100
	Hotels and restaurants	7,877	1,597	726	20.3	45	9.2	176	102
	Utilities	6,631	118	21	1.8	18	0.3	(4)	-
	Other	30,057	2,177	1,240	7.2	57	4.1	323	395
	Latent	-	-	1,960	-	-	-	(74)	-

		453,099	41,006	21,148	9.1	52	4.7	5,292	4,237

	of which:
	UK
	- residential mortgages	109,530	2,440	457	2.2	19	0.4	122	32
	- personal lending	20,498	2,477	2,152	12.1	87	10.5	479	610
	- property	53,730	10,521	3,944	19.6	37	7.3	964	490
	- construction	6,507	1,165	483	17.9	41	7.4	100	158
	- other	122,029	3,729	2,611	3.1	70	2.1	674	823
	Europe
	- residential mortgages	17,836	3,092	1,151	17.3	37	6.5	526	50
	- personal lending	1,905	226	208	11.9	92	10.9	38	13
	- property	14,634	10,347	5,766	70.7	56	39.4	1,264	441
	- construction	1,132	289	146	25.5	51	12.9	(11)	12
	- other	27,424	4,451	2,996	16.2	67	10.9	817	539
	US
	- residential mortgages	21,929	990	208	4.5	21	0.9	298	377
	- personal lending	8,748	199	48	2.3	24	0.5	109	162
	- property	3,343	170	29	5.1	17	0.9	(11)	83
	- construction	388	8	1	2.1	13	0.3	-	12
	- other	29,354	352	630	1.2	179	2.1	(86)	149
	RoW
	- residential mortgages	330	27	8	8.2	30	2.4	2	2
	- personal lending	1,061	1	1	0.1	100	0.1	5	8
	- property	512	185	120	36.1	65	23.4	(5)	66
	- construction	22	21	10	95.5	48	45.5	5	-
	- other	12,187	316	179	2.6	57	1.5	2	210

		453,099	41,006	21,148	9.1	52	4.7	5,292	4,237

	Banks	31,394	134	114	0.4	85	0.4	23	29

For notes to this table refer to page 28.

Appendix 3 Credit risk (continued)

Problem debt management: Loans, REIL, provisions and impairments (continued)

Sector and geographical regional analyses - Core
The tables below analyse gross loans and advances to banks and customers (excluding reverse repos).

					Credit metrics
	30 June 2013	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge YTD £m	Amounts written-off YTD £m

	Government (1)	8,449	-	-	-	-	-	-	-
	Finance	36,811	207	130	0.6	63	0.4	21	2
Personal	- mortgages	147,373	6,473	1,923	4.4	30	1.3	242	89
	- unsecured	28,225	2,569	2,149	9.1	84	7.6	224	362
	Property	44,714	5,372	1,662	12.0	31	3.7	146	198
	Construction	5,781	781	379	13.5	49	6.6	74	50
	Manufacturing	21,405	512	274	2.4	54	1.3	49	44
	Finance leases (2)	10,552	136	86	1.3	63	0.8	4	17
	Retail, wholesale and repairs	20,817	827	417	4.0	50	2.0	46	73
	Transport and storage	15,503	895	116	5.8	13	0.7	40	40
	Health, education and leisure	16,037	956	400	6.0	42	2.5	132	32
	Hotels and restaurants	6,827	1,004	444	14.7	44	6.5	19	59
	Utilities	5,466	141	63	2.6	45	1.2	58	-
	Other	26,149	1,359	911	5.2	67	3.5	251	161
	Latent	-	-	1,322	-	-	-	(39)	-

		394,109	21,232	10,276	5.4	48	2.6	1,267	1,127

	of which:
	UK
	- residential mortgages	109,289	2,348	494	2.1	21	0.5	35	23
	- personal lending	17,192	2,294	1,973	13.3	86	11.5	173	293
	- property	36,273	3,125	880	8.6	28	2.4	174	194
	- construction	4,720	659	317	14.0	48	6.7	62	49
	- other	107,103	3,084	1,645	2.9	53	1.5	154	206
	Europe
	- residential mortgages	18,063	3,330	1,323	18.4	40	7.3	162	5
	- personal lending	1,086	147	136	13.5	93	12.5	6	14
	- property	4,479	2,191	775	48.9	35	17.3	(15)	-
	- construction	726	77	45	10.6	58	6.2	4	-
	- other	20,720	2,615	2,037	12.6	78	9.8	439	192
	US
	- residential mortgages	19,718	771	100	3.9	13	0.5	46	60
	- personal lending	8,742	128	40	1.5	31	0.5	45	55
	- property	3,804	56	7	1.5	13	0.2	(13)	4
	- construction	309	36	8	11.7	22	2.6	8	1
	- other	29,668	286	445	1.0	156	1.5	(13)	23
	RoW
	- residential mortgages	303	24	6	7.9	25	2.0	(1)	1
	- personal lending	1,205	-	-	-	-	-	-	-
	- property	158	-	-	-	-	-	-	-
	- construction	26	9	9	34.6	100	34.6	-	-
	- other	10,525	52	36	0.5	69	0.3	1	7

		394,109	21,232	10,276	5.4	48	2.6	1,267	1,127

	Banks	29,805	94	82	0.3	87	0.3	(9)	28

For the notes to this table refer to page 28.

Appendix 3 Credit risk (continued)

Problem debt management: Loans, REIL, provisions and impairments (continued)

Sector and geographical regional analyses - Core (continued)

					Credit metrics
	31 December 2012	Gross loans (1) £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge YTD £m	Amounts written-off YTD £m

	Government (1)	8,485	-	-	-	-	-	-	-
	Finance	39,658	185	149	0.5	81	0.4	54	338
Personal	- mortgages	146,770	6,229	1,691	4.2	27	1.2	786	234
	- unsecured	30,366	2,717	2,306	8.9	85	7.6	568	718
	Property	43,602	4,672	1,674	10.7	36	3.8	748	214
	Construction	6,020	757	350	12.6	46	5.8	119	60
	Manufacturing	22,234	496	225	2.2	45	1.0	118	63
	Finance leases (2)	9,201	159	107	1.7	67	1.2	35	41
	Retail, wholesale and repairs	20,842	791	439	3.8	55	2.1	181	129
	Transport and storage	14,590	440	112	3.0	25	0.8	72	21
	Health, education and leisure	15,770	761	299	4.8	39	1.9	109	67
	Hotels and restaurants	6,891	1,042	473	15.1	45	6.9	138	56
	Utilities	5,131	10	5	0.2	50	0.1	-	-
	Other	26,315	1,374	794	5.2	58	3.0	190	175
	Latent	-	-	1,325	-	-	-	(146)	-

		395,875	19,633	9,949	5.0	51	2.5	2,972	2,116

	of which:
	UK
	- residential mortgages	109,511	2,440	457	2.2	19	0.4	122	32
	- personal lending	19,562	2,454	2,133	12.5	87	10.9	474	594
	- property	35,532	2,777	896	7.8	32	2.5	395	181
	- construction	5,101	671	301	13.2	45	5.9	109	47
	- other	108,713	2,662	1,737	2.4	65	1.6	499	379
	Europe
	- residential mortgages	17,446	3,060	1,124	17.5	37	6.4	521	24
	- personal lending	1,540	143	138	9.3	97	9.0	29	11
	- property	4,896	1,652	685	33.7	41	14.0	350	6
	- construction	513	60	39	11.7	65	7.6	4	10
	- other	22,218	2,280	1,711	10.3	75	7.7	362	267
	US
	- residential mortgages	19,483	702	102	3.6	15	0.5	141	176
	- personal lending	8,209	119	34	1.4	29	0.4	65	112
	- property	2,847	112	13	3.9	12	0.5	3	27
	- construction	384	5	-	1.3	-	-	1	3
	- other	28,267	252	432	0.9	171	1.5	(111)	90
	RoW
	- residential mortgages	330	27	8	8.2	30	2.4	2	2
	- personal lending	1,055	1	1	0.1	100	0.1	-	1
	- property	327	131	80	40.1	61	24.5	-	-
	- construction	22	21	10	95.5	48	45.5	5	-
	- other	9,919	64	48	0.6	75	0.5	1	154

		395,875	19,633	9,949	5.0	51	2.5	2,972	2,116

	Banks	28,881	133	113	0.5	85	0.4	23	29

For the notes to this table refer to page 28.

Appendix 3 Credit risk (continued)

Problem debt management: Loans, REIL, provisions and impairments (continued)

Sector and geographical regional analyses - Non-Core

					Credit metrics
	30 June 2013	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge YTD £m	Amounts written-off YTD £m

	Government (1)	1,296	-	-	-	-	-	-	-
	Finance	1,707	411	185	24.1	45	10.8	12	8
Personal	- mortgages	2,730	276	113	10.1	41	4.1	42	66
	- unsecured	914	211	121	23.1	57	13.2	29	28
	Property	23,418	16,304	8,483	69.6	52	36.2	716	573
	Construction	1,941	653	303	33.6	46	15.6	51	50
	Manufacturing	1,217	196	138	16.1	70	11.3	8	17
	Finance leases (2)	4,182	165	117	3.9	71	2.8	(5)	70
	Retail, wholesale and repairs	851	356	205	41.8	58	24.1	1	10
	Transport and storage	3,606	436	200	12.1	46	5.5	36	71
	Health, education and leisure	775	489	253	63.1	52	32.6	21	4
	Hotels and restaurants	1,242	547	244	44.0	45	19.6	10	26
	Utilities	949	112	49	11.8	44	5.2	2	-
	Other	2,351	700	325	29.8	46	13.8	(23)	45
	Latent	-	-	658	-	-	-	3	-

		47,179	20,856	11,394	44.2	55	24.2	903	968

	of which:
	UK
	- residential mortgages	2	-	-	-	-	-	1	1
	- personal lending	120	28	18	23.3	64	15.0	2	3
	- property	13,373	7,530	3,208	56.3	43	24.0	326	400
	- construction	1,303	385	170	29.5	44	13.0	43	50
	- other	10,719	995	796	9.3	80	7.4	2	88
	Europe
	- residential mortgages	375	31	28	8.3	90	7.5	(1)	-
	- personal lending	236	88	83	37.3	94	35.2	4	2
	- property	9,566	8,673	5,217	90.7	60	54.5	387	165
	- construction	636	267	133	42.0	50	20.9	9	-
	- other	4,280	2,081	1,232	48.6	59	28.8	39	147
	US
	- residential mortgages	2,315	242	85	10.5	35	3.7	42	65
	- personal lending	538	93	20	17.3	22	3.7	22	22
	- property	339	62	19	18.3	31	5.6	5	8
	- construction	2	1	-	50.0	-	-	(1)	-
	- other	1,205	97	229	8.0	236	19.0	14	11
	RoW
	- residential mortgages	38	3	-	7.9	-	-	-	-
	- personal lending	20	2	-	10.0	-	-	1	1
	- property	140	39	39	27.9	100	27.9	(2)	-
	- construction	-	-	-	-	-	-	-	-
	- other	1,972	239	117	12.1	49	5.9	10	5

		47,179	20,856	11,394	44.2	55	24.2	903	968

	Banks	610	1	1	0.2	100	0.2	-	-

For the notes to this table refer to page 28.

Appendix 3 Credit risk (continued)

Problem debt management: Loans, REIL, provisions and impairments (continued)

Sector and geographical regional analyses - Non-Core (continued)

					Credit metrics
	31 December 2012	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge YTD £m	Amounts written-off YTD £m

	Government (1)	1,368	-	-	-	-	-	-	-
	Finance	2,540	407	168	16.0	41	6.6	91	42
Personal	- mortgages	2,855	320	133	11.2	42	4.7	162	227
	- unsecured	965	186	103	19.3	55	10.7	63	75
	Property	28,617	16,551	8,185	57.8	49	28.6	1,464	866
	Construction	2,029	726	290	35.8	40	14.3	(25)	122
	Manufacturing	1,553	259	132	16.7	51	8.5	16	140
	Finance leases (2)	4,408	283	187	6.4	66	4.2	9	222
	Retail, wholesale and repairs	1,094	352	205	32.2	58	18.7	49	47
	Transport and storage	3,751	394	224	10.5	57	6.0	217	81
	Health, education and leisure	935	429	222	45.9	52	23.7	35	33
	Hotels and restaurants	986	555	253	56.3	46	25.7	38	46
	Utilities	1,500	108	16	7.2	15	1.1	(4)	-
	Other	3,742	803	446	21.5	56	11.9	133	220
	Latent	-	-	635	-	-	-	72	-

		56,343	21,373	11,199	37.9	52	19.9	2,320	2,121

	of which:
	UK
	- residential mortgages	19	-	-	-	-	-	-	-
	- personal lending	55	23	19	41.8	83	34.5	5	16
	- property	18,198	7,744	3,048	42.6	39	16.7	569	309
	- construction	1,406	494	182	35.1	37	12.9	(9)	111
	- other	13,316	1,067	874	8.0	82	6.6	175	444
	Europe
	- residential mortgages	390	32	27	8.2	84	6.9	5	26
	- personal lending	365	83	70	22.7	84	19.2	9	2
	- property	9,738	8,695	5,081	89.3	58	52.2	914	435
	- construction	619	229	107	37.0	47	17.3	(15)	2
	- other	5,206	2,171	1,285	41.7	59	24.7	455	272
	US
	- residential mortgages	2,446	288	106	11.8	37	4.3	157	201
	- personal lending	539	80	14	14.8	18	2.6	44	50
	- property	496	58	16	11.7	28	3.2	(14)	56
	- construction	4	3	1	75.0	33	25.0	(1)	9
	- other	1,087	100	198	9.2	198	18.2	25	59
	RoW
	- personal lending	6	-	-	-	-	-	5	7
	- property	185	54	40	29.2	74	21.6	(5)	66
	- other	2,268	252	131	11.1	52	5.8	1	56

		56,343	21,373	11,199	37.9	52	19.9	2,320	2,121

	Banks	477	1	1	0.2	100	0.2	-	-

Notes:
(1)	Includes central and local government.
(2)	Includes instalment credit.
(3)	Core, Non-Core split excludes balances in relation to Direct Line Group (loans to customers of £881 million and loans to banks of £2,036 million).

Appendix 3 Credit risk (continued)

Problem debt management: Loans, REIL, provisions and impairments (continued)

REIL flow statement
REIL are stated without giving effect to any security held that could reduce the eventual loss should it occur or to any provisions marked.

	UK Retail	UK Corporate	Wealth	International Banking	Ulster Bank	US Retail & Commercial	Markets	Other	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2013	4,569	5,452	248	422	7,533	1,146	396	-	19,766	21,374	41,140
Currency translation and other adjustments	-	11	4	10	342	72	19	-	458	642	1,100
Additions	609	2,319	75	213	1,551	102	8	1	4,878	1,978	6,856
Transfers (1)	(95)	280	-	107	-	-	-	-	292	(4)	288
Transfers to performing book	-	(33)	(2)	(20)	-	-	-	-	(55)	(25)	(80)
Repayments	(494)	(1,461)	(41)	(48)	(739)	(49)	(26)	-	(2,858)	(2,140)	(4,998)
Amounts written-off	(300)	(412)	(8)	(156)	(109)	(138)	(32)	-	(1,155)	(968)	(2,123)

At 30 June 2013	4,289	6,156	276	528	8,578	1,133	365	1	21,326	20,857	42,183

	Non-Core (by donating division)
	UK Corporate	International Banking	Ulster Bank	US Retail & Commercial	Other	Total
	£m	£m	£m	£m	£m	£m

At 1 January 2013	2,622	6,907	11,399	418	28	21,374
Currency translation and other adjustments	(1)	183	447	26	(13)	642
Additions	855	352	697	70	4	1,978
Transfers (1)	(4)	-	-	-	-	(4)
Transfers to performing book	(3)	(19)	(2)	-	(1)	(25)
Repayments	(840)	(879)	(399)	(20)	(2)	(2,140)
Amounts written-off	(260)	(379)	(228)	(97)	(4)	(968)

At 30 June 2013	2,369	6,165	11,914	397	12	20,857

For the note to this table refer to the following page.

Appendix 3 Credit risk (continued)

Problem debt management: Loans, REIL, provisions and impairments (continued)

REIL flow statement (continued)
REIL are stated without giving effect to any security held that could reduce the eventual loss should it occur or to any provisions marked.

	UK Retail	UK Corporate	Wealth	International Banking	Ulster Bank	US Retail & Commercial	Markets	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2012	4,599	5,001	211	1,632	5,523	1,007	414	18,387	24,007	42,394
Currency translation and other adjustments	54	17	(3)	(9)	(184)	(13)	(33)	(171)	(491)	(662)
Additions	867	1,420	66	121	1,570	220	30	4,294	2,672	6,966
Transfers (1)	1	13	(6)	(101)	-	-	-	(93)	(6)	(99)
Transfers to performing book	-	(77)	(7)	(663)	-	-	(9)	(756)	(352)	(1,108)
Repayments	(592)	(1,280)	(29)	(88)	(647)	-	(16)	(2,652)	(1,808)	(4,460)
Amounts written-off	(299)	(218)	(3)	(210)	(28)	(192)	(41)	(991)	(934)	(1,925)

At 30 June 2012	4,630	4,876	229	682	6,234	1,022	345	18,018	23,088	41,106

	Non-Core (by donating division)
	UK Corporate	International Banking	Ulster Bank	US Retail & Commercial	Other	Total
	£m	£m	£m	£m	£m	£m

At 1 January 2012	3,685	8,051	11,675	486	110	24,007
Currency translation and other adjustments	(65)	(44)	(312)	(7)	(63)	(491)
Additions	797	1,162	651	58	4	2,672
Transfers (1)	4	(10)	-	-	-	(6)
Transfers to performing book	(100)	(252)	-	-	-	(352)
Repayments	(722)	(470)	(612)	-	(4)	(1,808)
Amounts written-off	(254)	(456)	(48)	(162)	(14)	(934)

At 30 June 2012	3,345	7,981	11,354	375	33	23,088

Note:
(1)	Represents transfers between REIL and potential problem loans.

Appendix 3 Credit risk (continued)

Problem debt management: Loans, REIL, provisions and impairments (continued)

Impairment provisions flow statement
The movement in loan impairment provisions by division is shown in the table below.

	UK Retail	UK Corporate	Wealth	International Banking	Ulster Bank	US R&C (1)	Total R&C (1)	Markets	Other	Total Core	Non-Core	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2013	2,629	2,432	109	391	3,910	285	9,756	305	1	10,062	11,200	21,262
Currency translation and other adjustments	-	10	1	(3)	167	18	193	13	1	207	329	536
Amounts written-off	(300)	(412)	(8)	(156)	(109)	(138)	(1,123)	(32)	-	(1,155)	(968)	(2,123)
Recoveries of amounts previously written-off	22	5	-	12	1	50	90	-	-	90	31	121
Charged to income statement	169	379	7	153	503	51	1,262	(3)	(1)	1,258	903	2,161
Unwind of discount (2)	(39)	(19)	(2)	(2)	(42)	-	(104)	-	-	(104)	(100)	(204)

At 30 June 2013	2,481	2,395	107	395	4,430	266	10,074	283	1	10,358	11,395	21,753

Individually assessed
- banks	-	-	-	7	-	-	7	75	-	82	1	83
- customers	-	1,020	94	270	1,381	61	2,826	201	1	3,028	10,047	13,075
Collectively assessed	2,316	1,069	-	-	2,428	113	5,926	-	-	5,926	689	6,615
Latent	165	306	13	118	621	92	1,315	7	-	1,322	658	1,980

	2,481	2,395	107	395	4,430	266	10,074	283	1	10,358	11,395	21,753

For the notes to this table refer to page 33.

Appendix 3 Credit risk (continued)

Problem debt management: Loans, REIL, provisions and impairments (continued)

Impairment provisions flow statement (continued)

	UK Retail	UK Corporate	Wealth	International Banking	Ulster Bank	US R&C (1)	Total R&C (1)	Markets	Total Core	Non-Core	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2012	2,679	2,061	81	851	2,749	455	8,876	311	9,187	11,487	20,674
Currency translation and other adjustments	18	108	-	(11)	(91)	(7)	17	(7)	10	(334)	(324)
Amounts written-off	(299)	(218)	(3)	(210)	(28)	(192)	(950)	(41)	(991)	(934)	(1,925)
Recoveries of amounts previously written-off	72	6	-	7	-	41	126	1	127	53	180
Charged to income statement	295	357	22	62	717	43	1,496	19	1,515	1,215	2,730
Unwind of discount (2)	(46)	(31)	(1)	(5)	(40)	-	(123)	-	(123)	(134)	(257)

At 30 June 2012	2,719	2,283	99	694	3,307	340	9,442	283	9,725	11,353	21,078

Individually assessed
- banks	-	-	2	40	-	-	42	76	118	1	119
- customers	-	921	86	492	1,195	67	2,761	195	2,956	10,070	13,026
Collectively assessed	2,517	1,066	-	2	1,603	141	5,329	-	5,329	675	6,004
Latent	202	296	11	160	509	132	1,310	12	1,322	607	1,929

	2,719	2,283	99	694	3,307	340	9,442	283	9,725	11,353	21,078

For the notes to this table refer to the following page.

Appendix 3 Credit risk (continued)

Problem debt management: Loans, REIL, provisions and impairments (continued)

Impairment provisions flow statement (continued)

	Non-Core (by donating division)
	UK Corporate	International Banking	Ulster Bank	US R&C (1)	Other	Total
	£m	£m	£m	£m	£m	£m

At 1 January 2013	1,167	2,815	6,933	257	28	11,200
Currency translation and other adjustments	4	67	240	16	2	329
Amounts written-off	(260)	(379)	(228)	(97)	(4)	(968)
Recoveries of amounts previously written-off	6	4	-	20	1	31
Charged to income statement	156	237	431	81	(2)	903
Unwind of discount (2)	(8)	(22)	(69)	-	(1)	(100)

At 30 June 2013	1,065	2,722	7,307	277	24	11,395

Individually assessed
- banks	-	1	-	-	-	1
- customers	664	2,509	6,841	25	8	10,047
Collectively assessed	346	-	239	88	16	689
Latent	55	212	227	164	-	658

	1,065	2,722	7,307	277	24	11,395

At 1 January 2012	1,633	3,027	6,363	416	48	11,487
Currency translation and other adjustments	(112)	(39)	(152)	(10)	(21)	(334)
Amounts written-off	(254)	(457)	(48)	(162)	(13)	(934)
Recoveries of amounts previously written-off	9	7	-	34	3	53
Charged to income statement	143	529	455	85	3	1,215
Unwind of discount (2)	(23)	(20)	(91)	-	-	(134)

At 30 June 2012	1,396	3,047	6,527	363	20	11,353

Individually assessed
- banks	-	1	-	-	-	1
- customers	908	2,811	6,321	30	-	10,070
Collectively assessed	428	26	91	113	17	675
Latent	60	209	115	220	3	607

	1,396	3,047	6,527	363	20	11,353

Notes:
(1)	US Retail & Commercial.
(2)	Recognised in interest income.

Appendix 3 Credit risk (continued)

Problem debt management: Loans, REIL, provisions and impairments (continued)

Impairment charge analysis
The table below analyses the impairment charge for loans and securities.

Half year ended 30 June 2013	UK Retail	UK Corporate	Wealth	International Banking	Ulster Bank	US R&C	Total R&C	Markets	Other	Total Core	Non-Core	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Individually assessed	-	270	7	152	213	-	642	8	-	650	822	1,472
Collectively assessed	195	100	-	-	282	80	657	-	(1)	656	78	734
Latent loss	(26)	9	-	1	8	(29)	(37)	(2)	-	(39)	3	(36)

Loans to customers	169	379	7	153	503	51	1,262	6	(1)	1,267	903	2,170
Loans to banks	-	-	-	-	-	-	-	(9)	-	(9)	-	(9)
Securities	-	-	-	1	-	-	1	62	(2)	61	(72)	(11)

Charge to income statement	169	379	7	154	503	51	1,263	59	(3)	1,319	831	2,150

Half year ended 30 June 2012

Individually assessed	-	229	21	50	262	27	589	7	-	596	1,094	1,690
Collectively assessed	294	171	-	-	407	101	973	-	-	973	156	1,129
Latent loss	1	(43)	1	-	48	(85)	(78)	-	-	(78)	(35)	(113)

Loans to customers	295	357	22	50	717	43	1,484	7	-	1,491	1,215	2,706
Loans to banks	-	-	-	12	-	-	12	12	-	24	-	24
Securities	-	-	-	-	-	4	4	2	32	38	(119)	(81)

Charge to income statement	295	357	22	62	717	47	1,500	21	32	1,553	1,096	2,649

Appendix 3 Credit risk (continued)

Problem debt management: Loans, REIL, provisions and impairments (continued)

Impairment charge analysis (continued)

Half year ended 30 June 2013	Non-Core (by donating division)
	UK Corporate	International Banking	Ulster Bank	US R&C	Other	Total
	£m	£m	£m	£m	£m	£m

Individually assessed	155	236	431	1	(1)	822
Collectively assessed	3	-	9	66	-	78
Latent loss	(2)	1	(9)	14	(1)	3

Loans to customers	156	237	431	81	(2)	903
Securities	-	(72)	-	-	-	(72)

Charge to income statement	156	165	431	81	(2)	831

Half year ended 30 June 2012

Individually assessed	144	529	440	(19)	-	1,094
Collectively assessed	33	-	9	109	5	156
Latent loss	(34)	-	6	(5)	(2)	(35)

Loans to customers	143	529	455	85	3	1,215
Securities	-	(119)	-	-	-	(119)

Charge to income statement	143	410	455	85	3	1,096

Appendix 3 Credit risk (continued)

Key loan portfolios*

Commercial real estate
The commercial real estate sector comprised exposures to entities involved in the development of, or investment in, commercial and residential properties (including housebuilders). The analysis of lending utilisations below excludes rate risk management and contingent obligations.

	30 June 2013			31 December 2012
	Investment	Development	Total	Investment	Development	Total
By division (1)	£m	£m	£m	£m	£m	£m

Core
UK Corporate	22,389	3,618	26,007	22,504	4,091	26,595
Ulster Bank	3,634	742	4,376	3,575	729	4,304
US Retail & Commercial	3,956	2	3,958	3,857	3	3,860
International Banking	782	234	1,016	849	315	1,164
Markets	526	10	536	630	57	687

	31,287	4,606	35,893	31,415	5,195	36,610

Non-Core
UK Corporate	1,687	949	2,636	2,651	983	3,634
Ulster Bank	3,441	7,404	10,845	3,383	7,607	10,990
US Retail & Commercial	327	-	327	392	-	392
International Banking	9,392	14	9,406	11,260	154	11,414

	14,847	8,367	23,214	17,686	8,744	26,430

Total	46,134	12,973	59,107	49,101	13,939	63,040

For the note to this table refer to page 38.

*Not within the scope of Deloitte LLP's review report

Appendix 3 Credit risk (continued)

Key loan portfolios*: Commercial real estate (continued)

By geography (1)	Investment			Development
	Commercial	Residential	Total	Commercial	Residential	Total	Total
	£m	£m	£m	£m	£m	£m	£m

30 June 2013
UK (excluding NI) (2)	23,570	5,425	28,995	767	4,071	4,838	33,833
Ireland (ROI and NI) (2)	4,679	1,029	5,708	2,125	5,754	7,879	13,587
Western Europe (other)	5,649	366	6,015	24	40	64	6,079
US	4,131	1,020	5,151	-	2	2	5,153
RoW (2)	265	-	265	101	89	190	455

	38,294	7,840	46,134	3,017	9,956	12,973	59,107

31 December 2012

UK (excluding NI) (2)	25,864	5,567	31,431	839	4,777	5,616	37,047
Ireland (ROI and NI) (2)	4,651	989	5,640	2,234	5,712	7,946	13,586
Western Europe (other)	5,995	370	6,365	22	33	55	6,420
US	4,230	981	5,211	-	15	15	5,226
RoW (2)	454	-	454	65	242	307	761

	41,194	7,907	49,101	3,160	10,779	13,939	63,040

	Investment		Development
	Core	Non-Core	Core	Non-Core	Total
By geography (1)	£m	£m	£m	£m	£m

30 June 2013
UK (excluding NI) (2)	23,224	5,771	3,708	1,130	33,833
Ireland (ROI and NI) (2)	2,911	2,797	674	7,205	13,587
Western Europe (other)	336	5,679	32	32	6,079
US	4,657	494	2	-	5,153
RoW	159	106	190	-	455

	31,287	14,847	4,606	8,367	59,107

31 December 2012

UK (excluding NI) (2)	23,312	8,119	4,184	1,432	37,047
Ireland (ROI and NI) (2)	2,877	2,763	665	7,281	13,586
Western Europe (other)	403	5,962	24	31	6,420
US	4,629	582	15	-	5,226
RoW	194	260	307	-	761

	31,415	17,686	5,195	8,744	63,040

For the notes to these tables refer to the following page.

*Not within the scope of Deloitte LLP's review report

Appendix 3 Credit risk (continued)

Key loan portfolios*: Commercial real estate (continued)

By sub-sector (1)	UK (excl NI) (2) £m	Ireland (ROI and NI) (2) £m	Western Europe £m	US £m	RoW £m	Total £m

30 June 2013
Residential	9,496	6,783	406	1,022	89	17,796
Office	5,485	978	1,802	59	53	8,377
Retail	7,153	1,572	1,280	121	126	10,252
Industrial	3,246	479	119	15	-	3,859
Mixed/other	8,453	3,775	2,472	3,936	187	18,823

	33,833	13,587	6,079	5,153	455	59,107

31 December 2012

Residential	10,344	6,701	403	996	242	18,686
Office	6,112	1,132	1,851	99	176	9,370
Retail	7,529	1,492	1,450	117	129	10,717
Industrial	3,550	476	143	4	39	4,212
Mixed/other	9,512	3,785	2,573	4,010	175	20,055

	37,047	13,586	6,420	5,226	761	63,040

Notes:
(1)
Excludes commercial real estate lending in Wealth as these loans are generally supported by personal guarantees in addition to collateral. This portfolio, which totalled £1.3 billion at 30 June 2013 (31 December 2012 - £1.4 billion), continues to perform in line with expectations and requires minimal provision.

(2)	ROI: Republic of Ireland; NI: Northern Ireland; RoW: Rest of World.

Key points
•
In line with the Group's strategy, the overall exposure to commercial real estate fell by £3.9 billion or 6% during H1 to £59.1 billion. The limited growth in Core exposures at Ulster Bank and US Retail & Commercial was attributable to foreign exchange fluctuations. The overall mix of geography, sub-sector and investment and development remained broadly unchanged.

•
Most of the decrease was in Non-Core and was due to repayments, asset sales and write-offs.  The Non-Core portfolio totalled £23.2 billion (39% of the portfolio) at 30 June 2013 (31 December 2012 - £26.4 billion or 42% of the portfolio).

•	Following the successful issuances of CMBS, the amount of US commercial real estate exposure held in inventory was reduced accordingly.

•	The UK portfolio was focused on London and South East England. Approximately 46% of the portfolio was held in these areas at 30 June 2013 (31 December 2012 - 43%).

*Not within the scope of Deloitte LLP's review report

Appendix 3 Credit risk (continued)

Key loan portfolios*: Commercial real estate (continued)

Maturity profile of portfolio	UK Corporate	Ulster Bank	US Retail & Commercial	International Banking	Markets	Total
	£m	£m	£m	£m	£m	£m

30 June 2013
Core
< 1 year (1)	7,721	2,977	774	296	12	11,780
1-2 years	3,561	350	739	359	134	5,143
2-3 years	4,953	155	771	245	56	6,180
> 3 years	9,344	894	1,674	116	334	12,362
Not classified (2)	428	-	-	-	-	428

Total	26,007	4,376	3,958	1,016	536	35,893

Non-Core
< 1 year (1)	1,717	9,288	137	5,157	-	16,299
1-2 years	155	1,240	42	1,757	-	3,194
2-3 years	94	88	34	499	-	715
> 3 years	515	229	114	1,993	-	2,851
Not classified (2)	155	-	-	-	-	155

Total	2,636	10,845	327	9,406	-	23,214

31 December 2012

Core
< 1 year (1)	8,639	3,000	797	216	59	12,711
1-2 years	3,999	284	801	283	130	5,497
2-3 years	3,817	215	667	505	-	5,204
> 3 years	9,597	805	1,595	160	498	12,655
Not classified (2)	543	-	-	-	-	543

Total	26,595	4,304	3,860	1,164	687	36,610

Non-Core
< 1 year (1)	2,071	9,498	138	4,628	-	16,335
1-2 years	192	1,240	79	3,714	-	5,225
2-3 years	99	38	43	1,137	-	1,317
> 3 years	1,058	214	132	1,935	-	3,339
Not classified (2)	214	-	-	-	-	214

Total	3,634	10,990	392	11,414	-	26,430

Notes:
(1)	Includes on demand and past due assets.
(2)	Predominantly comprises overdrafts and multi-option facilities for which there is no single maturity date.

Key points
•	The overall maturity profile remained relatively unchanged during H1 2013.

•	The majority of Ulster Bank's commercial real estate portfolio was categorised as under 1 year owing to the high level of non-performing assets in the portfolio.

*Not within the scope of Deloitte LLP's review report

Appendix 3 Credit risk (continued)

Key loan portfolios*: Commercial real estate (continued)

Portfolio by AQ band	AQ1-AQ2 £m	AQ3-AQ4 £m	AQ5-AQ6 £m	AQ7-AQ8 £m	AQ9 £m	AQ10 £m	Total £m

30 June 2013
Core	570	6,617	15,635	6,073	1,240	5,758	35,893
Non-Core	177	399	2,518	2,321	230	17,569	23,214

	747	7,016	18,153	8,394	1,470	23,327	59,107

31 December 2012

Core	767	6,011	16,592	6,575	1,283	5,382	36,610
Non-Core	177	578	3,680	3,200	1,029	17,766	26,430

	944	6,589	20,272	9,775	2,312	23,148	63,040

Key points
•
AQ10 was broadly flat with reductions in Non-Core offset by increases in Ulster Bank. The high proportion of the portfolio in AQ10 continued to be driven by exposure in Non-Core (Ulster Bank and International Banking) and Core (Ulster Bank).

•
Of the total portfolio of £59.1 billion at 30 June 2013, £27.2 billion (31 December 2012 - £28.1 billion) was managed within the Group's standard credit processes. Another £3.5 billion (31 December 2012 - £5.1 billion) received varying degrees of heightened credit management under the Group's Watchlist process. The decrease in the portfolio managed in the Group's Watchlist process occurred mainly in Non-Core and UK Corporate. The remaining £28.4 billion (31 December 2012 - £29.8 billion) was managed within GRG and included Watchlist and non-performing exposures.

The table below analyses commercial real estate (Core and Non-Core) lending by loan-to-value (LTV) ratio which represents loan value before provisions relative to the value of the property financed. Due to market conditions in Ireland and to a lesser extent in the UK, there is a shortage of market-based data on which to base property valuations. Where external valuations are difficult to obtain or cannot be relied upon, the Group deploys a range of alternative approaches to assess property values, including internal expert judgement and indexation.

	Ulster Bank			Rest of the Group			Group
Loan-to-value	Performing £m	Non- performing £m	Total £m	Performing £m	Non- performing £m	Total £m	Performing £m	Non- performing £m	Total £m

30 June 2013
<= 50%	129	38	167	7,760	253	8,013	7,889	291	8,180
> 50% and <= 70%	328	141	469	10,972	519	11,491	11,300	660	11,960
> 70% and <= 90%	232	250	482	5,139	1,049	6,188	5,371	1,299	6,670
> 90% and <= 100%	264	352	616	1,138	645	1,783	1,402	997	2,399
> 100% and <= 110%	56	496	552	843	694	1,537	899	1,190	2,089
> 110% and <= 130%	251	632	883	737	1,551	2,288	988	2,183	3,171
> 130% and <= 150%	338	529	867	350	1,275	1,625	688	1,804	2,492
> 150%	468	8,005	8,473	237	3,006	3,243	705	11,011	11,716

Total with LTVs	2,066	10,443	12,509	27,176	8,992	36,168	29,242	19,435	48,677
Minimal security (1)	12	1,673	1,685	59	198	257	71	1,871	1,942
Other (2)	128	899	1,027	6,351	1,110	7,461	6,479	2,009	8,488

Total	2,206	13,015	15,221	33,586	10,300	43,886	35,792	23,315	59,107

Total portfolio average LTV (3)	125%	291%	263%	65%	150%	86%	69%	226%	132%

*Not within the scope of Deloitte LLP's review report

Appendix 3 Credit risk (continued)

Key loan portfolios*: Commercial real estate (continued)

	Ulster Bank			Rest of the Group			Group
Loan-to-value	Performing £m	Non- performing £m	Total £m	Performing £m	Non- performing £m	Total £m	Performing £m	Non- performing £m	Total £m

31 December 2012 (4)
<= 50%	141	18	159	7,210	281	7,491	7,351	299	7,650
> 50% and <= 70%	309	58	367	12,161	996	13,157	12,470	1,054	13,524
> 70% and <= 90%	402	164	566	6,438	1,042	7,480	6,840	1,206	8,046
> 90% and <= 100%	404	137	541	1,542	2,145	3,687	1,946	2,282	4,228
> 100% and <= 110%	111	543	654	1,019	1,449	2,468	1,130	1,992	3,122
> 110% and <= 130%	340	619	959	901	1,069	1,970	1,241	1,688	2,929
> 130% and <= 150%	353	774	1,127	322	913	1,235	675	1,687	2,362
> 150%	1,000	7,350	8,350	595	1,962	2,557	1,595	9,312	10,907

Total with LTVs	3,060	9,663	12,723	30,188	9,857	40,045	33,248	19,520	52,768
Minimal security (1)	8	1,615	1,623	3	13	16	11	1,628	1,639
Other (2)	137	811	948	6,494	1,191	7,685	6,631	2,002	8,633

Total	3,205	12,089	15,294	36,685	11,061	47,746	39,890	23,150	63,040

Total portfolio average LTV (3)	136%	286%	250%	65%	125%	80%	71%	206%	122%

Notes:
(1)
In 2012, the Group reclassified loans with limited (defined as LTV>1,000%) or non-physical security as minimal security, of which a majority were commercial real estate development loans in Ulster Bank. Total portfolio average LTV is quoted net of loans with minimal security given that the anticipated recovery rate is less than 10%. Provisions are marked against these loans where required to reflect the relevant asset quality and recovery profile.

(2)
Other non-performing loans of £2.0 billion (31 December 2012 - £1.9 billion) were subject to the Group's standard provisioning policies. Other performing loans of £6.5 billion (31 December 2012 - £6.6 billion) included general corporate loans, typically unsecured, to commercial real estate companies, and major UK homebuilders. The credit quality of these exposures was consistent with that of the performing portfolio overall.

(3)	Weighted average by exposure.
(4)	31 December 2012 LTV revised to reflect refinement to security value reporting implemented during the first half of 2013.

Key points
•
In the first half of 2013, LTV ratios were affected by difficult, although improving, market conditions as well as refinements to the Group's estimation approach. These factors contributed to an increase in the amount of lending with higher LTV buckets, which were also affected by a few large borrowers. Commercial real estate loans are assessed in accordance with the Group's normal provisioning policies, which rely on 90 days past due measures coupled with management judgment to identify evidence of impairment, such as significant current financial difficulties likely to lead to material decreases in future cash flows. Provisions as a percentage of REIL for commercial real estate was 47% at 30 June 2013.

•
Interest payable on outstanding loans was covered 3.05 times and 1.59 times within UK Corporate and International Banking respectively, at 30 June 2013 (31 December 2012 - 2.96 times and 1.50 times, respectively). The US Retail & Commercial portfolio is managed on the basis of debt service coverage, which includes scheduled principal amortisation as well as interest payable. The average debt service coverage was 1.46x at 30 June 2013 (31 December 2012 - 1.34x). As a number of different approaches are used within the Group and across geographies to calculate interest coverage ratios, they may not be comparable for different portfolio types and legal entities.

*Not within the scope of Deloitte LLP's review report

Appendix 3 Credit risk (continued)

Key loan portfolios*: Commercial real estate (continued)
Credit quality metrics relating to commercial real estate lending were as follows:

	Total		Non-Core
	30 June 2013	31 December 2012	30 June 2013	31 December 2012

Lending (gross)	£59.1bn	£63.0bn	£23.2bn	£26.4bn
Of which REIL	£22.3bn	£22.1bn	£16.6bn	£17.1bn
Provisions	£10.4bn	£10.1bn	£8.6bn	£8.3bn
REIL as a % of gross loans to customers	37.7%	35.1%	71.6%	64.8%
Provisions as a % of REIL	47%	46%	52%	49%

Note:
(1)	Excludes property related lending to customers in other sectors managed by Real Estate Finance.

Ulster Bank is a significant contributor to Non-Core commercial real estate lending. For further information refer to the section on Ulster Bank Group (Core and Non-Core) on page 51.

Residential mortgages

The majority of the Group's secured lending exposures were in the UK, Ireland and the US. The analysis below includes both Core and Non-Core.

	30 June 2013	31 December 2012
	£m	£m

UK Retail	98,296	99,062
Ulster Bank	19,750	19,162
RBS Citizens	21,577	21,538
Wealth	8,722	8,786

	148,345	148,548

Appendix 3 Credit risk (continued)

Key loan portfolios*: Residential mortgages (continued)
The table below shows LTVs for the Group's residential mortgage portfolio split between performing (AQ1-AQ9) and non-performing (AQ10), with the average LTV calculated on a weighted value basis. Loan balances are shown as at 30 June 2013 whereas property values are calculated using property index movements since the last formal valuation.

	UK Retail			Ulster Bank			RBS Citizens (1)			Wealth
Loan-to-value	Performing £m	Non- performing £m	Total £m	Performing £m	Non- performing £m	Total £m	Performing £m	Non- performing £m	Total £m	£m

30 June 2013
<= 50%	23,485	350	23,835	1,799	174	1,973	4,250	60	4,310	3,973
> 50% and <= 70%	29,792	500	30,292	1,627	182	1,809	5,035	85	5,120	2,739
> 70% and <= 90%	32,155	791	32,946	2,023	271	2,294	6,627	126	6,753	1,093
> 90% and <= 100%	5,644	343	5,987	1,162	170	1,332	1,932	59	1,991	80
> 100% and <= 110%	2,798	255	3,053	1,185	177	1,362	1,195	37	1,232	74
> 110% and <= 130%	1,431	197	1,628	2,430	424	2,854	1,181	37	1,218	42
> 130% and <= 150%	50	16	66	2,202	512	2,714	373	11	384	15
> 150%	-	-	-	3,778	1,619	5,397	250	9	259	34

Total with LTVs	95,355	2,452	97,807	16,206	3,529	19,735	20,843	424	21,267	8,050
Other (2)	477	12	489	-	15	15	308	2	310	672

Total	95,832	2,464	98,296	16,206	3,544	19,750	21,151	426	21,577	8,722

Total portfolio average LTV (3)	65%	78%	65%	112%	140%	117%	73%	81%	73%	51%

Average LTV on new originations during the year (3)	64%			73%			65%			n/a

For the notes to this table refer to the following page.

Appendix 3 Credit risk (continued)

Key loan portfolios*:Residential mortgages (continued)

	UK Retail			Ulster Bank			RBS Citizens (1)			Wealth
Loan-to-value	Performing £m	Non- performing £m	Total £m	Performing £m	Non- performing £m	Total £m	Performing £m	Non- performing £m	Total £m	£m

31 December 2012
<= 50%	22,306	327	22,633	2,182	274	2,456	4,167	51	4,218	3,914
> 50% and <= 70%	27,408	457	27,865	1,635	197	1,832	4,806	76	4,882	2,802
> 70% and <= 90%	34,002	767	34,769	2,019	294	2,313	6,461	114	6,575	1,107
> 90% and <= 100%	7,073	366	7,439	1,119	156	1,275	2,011	57	2,068	100
> 100% and <= 110%	3,301	290	3,591	1,239	174	1,413	1,280	43	1,323	82
> 110% and <= 130%	1,919	239	2,158	2,412	397	2,809	1,263	42	1,305	56
> 130% and <= 150%	83	26	109	2,144	474	2,618	463	14	477	19
> 150%	-	-	-	3,156	1,290	4,446	365	14	379	32

Total with LTVs	96,092	2,472	98,564	15,906	3,256	19,162	20,816	411	21,227	8,112
Other (2)	486	12	498	-	-	-	292	19	311	674

Total	96,578	2,484	99,062	15,906	3,256	19,162	21,108	430	21,538	8,786

Total portfolio average LTV (3)	66%	80%	67%	108%	132%	112%	75%	86%	75%	51%

Average LTV on new originations during the year (3)	65%			74%			64%			n/a

Notes:
(1)	Includes residential mortgages and home equity loans and lines (refer to page 46 for a breakdown of balances).
(2)	Where no indexed LTV is held.
(3)
For all divisions except Wealth, average LTV weighted by value is calculated using the LTV on each individual mortgage and applying a weighting based on the value of each mortgage. For Wealth, LTVs are at point of origination and portfolio average LTVs are calculated on a ratio basis (ratio of outstanding balances to total property value). Wealth non-performing mortgage loans were minimal at £127 million (31 December 2012 - £108 million)

Appendix 3 Credit risk (continued)

Key loan portfolios*:Residential mortgages (continued)

Key points

UK Retail

•
The UK Retail mortgage portfolio totalled £98.3 billion at 30 June 2013, a decrease of 0.8% from 31 December 2012. The assets were prime mortgages and included £8.5 billion (8.6% of the total portfolio) of residential buy-to-let lending. As at June 2013 approximately 40% of the portfolio consisted of fixed rate, 5% a combination of fixed and variable rates and the remainder variable rate mortgages (including those on managed rates).

•
During Q1 mortgage advisors were retrained in advance of the requirements of the Mortgage Market Review. As a result, new business volumes through the branch and telephone distribution channels fell. Gross new mortgage lending amounted to £5.5 billion in the first half of 2013 and average LTV by volume was 59.0% compared to 61.3% for 31 December 2012. The average LTV calculated by weighted loan-to-value of lending was 63.6% (31 December 2012 - 65.2%). The ratio of total lending to total property valuations was 55.2% (31 December 2012 - 56.3%).

•
Based on the Halifax Price Index at March 2013, the portfolio average indexed LTV by volume was 56.5% (31 December 2012 - 58.1%) and 65.0% by weighted value of debt outstanding (31 December 2012 - 66.8%). The ratio of total outstanding balances to total indexed property valuations was 47.1% (31 December 2012 - 48.5%).

•	The arrears rate (defined as more than three payments in arrears, excluding repossessions and shortfalls post property sale), was broadly stable at 1.4% (31 December 2012 - 1.5%).

•	The impairment charge for mortgage loans was £25.5 million for the half year to June 2013 compared with £33.9 million in H2 2012.

Ulster Bank

•
Ulster Bank's residential mortgage portfolio totalled £19.7 billion at 30 June 2013, with 88% in the Republic of Ireland and 12% in Northern Ireland. At constant exchange rates, the portfolio decreased 1.3% from 31 December 2012 as a result of amortisation and limited growth owing to low market demand.

•
The assets included £2.3 billion (12% of total) of residential buy-to-let loans. The interest rate product mix was approximately 67% on tracker rate, 23% on variable rate and 10% on fixed rate products.

•
The average individual LTV on new originations was 73% in H1 2013, (74% in H2 2012); the volume of new business remained very low. The maximum LTV available to Ulster Bank customers was 90% with the exception of a specific Northern Ireland scheme which permits LTVs of up to 95% (although Ulster Bank's exposure is capped at 85% LTV).

•
The House Price Index was stable during H1 2013 so the underlying portfolio LTVs were unchanged. The reported increase in average portfolio LTV (112% at 31 December 2012 compared to 117% at 30 June 2013) resulted from refinements in the calculation to align with the LTV used for other purposes.

Appendix 3 Credit risk (continued)

Key loan portfolios*: Residential mortgages (continued)

Key points (continued)

RBS Citizens

•	RBS Citizens residential real estate portfolio totalled £21.6 billion at 30 June 2013 (31 December 2012 - £21.5 billion). The Core business comprised 89% of the portfolio.

•
The portfolio comprised £6.2 billion (Core - £5.8 billion; Non-Core - £0.4 billion) of first lien residential mortgages (1% in second lien position) and £15.4 billion (Core - £13.5 billion; Non-Core - £1.9 billion) of home equity loans and lines (first and second liens). Home equity Core consisted of 48% in first lien position while Non-Core consisted of 95% in second lien position.

•
RBS Citizens continues to focus on the 'footprint states' in the regions of New England, the Mid Atlantic and the Mid West. At 30 June 2013, £18.2 billion (84% of the total portfolio) was within footprint.

•
Of the total residential real estate portfolio, 11% was in the Non-Core portfolio, of which the serviced by others (SBO) element was the largest component (75%). The SBO portfolio consisted of purchased pools of home equity loans and lines. In Q2 2013, 5.8% (annualised) of the portfolio was charged-off, an improvement from 2012 when the full year charge-off rate was 7.4%. Excluding one-time events the 2012 full year charge-off rate was 6.8%. The high rate was due to significant lending in out-of-footprint geographies, high (95%) second lien concentrations, and high LTV exposures (108% weighted average LTV at 30 June 2013). The SBO book was closed to new purchases from the third quarter of 2007 and is in run-off, with exposure down from £1.8 billion at 31 December 2012 to £1.7 billion at 30 June 2013. The arrears rate of the SBO portfolio continued to decrease (1.6% at 30 June 2013 compared to 1.9% at 31 December 2012) due primarily to portfolio liquidation (with highest risk borrowers charged-off) as well as more effective account servicing and collections.

•
The current weighted average LTV of the real estate portfolio decreased to 73% at 30 June 2013 from 75% at 31 December 2012, driven by increases in the Case-Shiller home price index from Q3 2012 to Q4 2012. The weighted average LTV of the real estate portfolio excluding SBO was 70%.

Appendix 3 Credit risk (continued)

Key loan portfolios* (continued)

Interest only retail loans
The Group's principal interest only retail loan portfolios include interest only mortgage lending in UK Retail, Ulster Bank and Wealth and RBS Citizens' portfolios of home equity lines of credit (HELOC) and interest only mortgage portfolios. The table below analyses these interest only retail loans.

	30 June 2013		31 December 2012
	Mortgages £bn	Other loans £bn	Mortgages £bn	Other loans £bn

Variable rate	37.2	4.8	38.5	4.7
Fixed rate	8.2	0.5	8.1	0.8

Interest only loans	45.4	5.3	46.6	5.5
Mixed repayment (1)	8.5	-	8.8	-

Total	53.9	5.3	55.4	5.5

Note:
(1)	Mortgages with partial interest only and partial capital repayments.

The Group has reduced its exposure to interest only mortgages. UK Retail stopped offering interest only mortgages to residential owner occupied customers with effect from 1 December 2012. Interest only repayment remains an option for buy-to-let mortgages. Ulster Bank withdrew interest only as a standard mortgage offering for new lending in the Republic of Ireland in 2010 and in Northern Ireland in 2012. Interest only mortgages are now granted on a very limited basis to high net worth customers or as part of its forbearance programme. RBS Citizens offers its customers interest only mortgages and conventional HELOC that enter an amortising repayment period after the interest only period. Wealth offers interest only mortgages to its high net worth customers.

The tables below analyse the Group's interest only mortgage and HELOC portfolios (excluding mixed repayment mortgages) by type, by contractual year of maturity and by originating division.

	2013 (1)	2014-15	2016-20	2021-25	2026-30	2031-40	After 2040	Total
30 June 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Bullet principal repayment (2)	1.0	2.8	6.9	5.8	7.9	9.7	0.6	34.7
Conversion to amortising (2,3)	0.2	1.4	5.8	3.1	0.1	0.1	-	10.7

Total	1.2	4.2	12.7	8.9	8.0	9.8	0.6	45.4

	2013 (1)	2014-15	2016-20	2021-25	2026-30	2031-40	After 2040	Total
31 December 2012	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Bullet principal repayment (2)	1.4	2.9	6.8	5.9	8.1	9.9	0.7	35.7
Conversion to amortising (2,3)	0.5	1.7	5.8	2.7	0.1	0.1	-	10.9

Total	1.9	4.6	12.6	8.6	8.2	10.0	0.7	46.6

Notes:
(1)	2013 includes a small pre-2013 maturity exposure.
(2)	Includes £2.1 billion (31 December - £2.2 billion) of repayment mortgages that have been granted interest only concessions (forbearance).
(3)	Maturity date relates to the expiry of the interest only period.

*Not within the scope of Deloitte LLP's review report

Appendix 3 Credit risk (continued)

Key loan portfolios*: Interest only retail loans (continued)

	Bullet principal repayment	Conversion to amortising	Total	% divisional mortgage lending
30 June 2013	£bn	£bn	£bn	%

Division
UK Retail	27.0	-	27.0	27.5
Ulster Bank	1.4	1.2	2.6	13.2
RBS Citizens	0.4	9.5	9.9	45.9
Wealth	5.9	-	5.9	67.6

Total	34.7	10.7	45.4

31 December 2012

Division
UK Retail	28.1	-	28.1	28.4
Ulster Bank	1.4	1.8	3.2	16.7
RBS Citizens	0.5	9.0	9.5	44.1
Wealth	5.7	0.1	5.8	66.0

Total	35.7	10.9	46.6

UK Retail
UK Retail's interest only mortgages require full principal repayment (bullet) at the time of maturity. Typically such loans have terms of between 15 and 20 years. Contact strategies are in place to remind customers of their need to have an adequate repayment vehicle throughout the mortgage term. Of the bullet loans that matured in 2012, 60% had been fully repaid by 30 June 2013. The unpaid balance totalled £83 million, 93% of which continued to meet agreed payment arrangements (including balances that have been restructured on a capital repayment basis with eight months of the contract date; customers are allowed eight months leeway for their investment plan to mature and cashed in to repay the mortgage). Of the remaining loans, 72% had an indexed LTV of 70% or less with only 11.4% above 90%. Customers may be offered a short extension to the term of an interest only mortgage or a conversion of an interest only mortgage to one featuring repayment of both capital and interest, subject to affordability and characteristics such as the customers' income and ultimate repayment vehicle. The majority of term extensions in UK Retail are classified as forbearance.

Ulster Bank
Ulster Bank's interest only mortgages require full principal repayment (bullet) at the time of maturity; or payment of both capital and interest from the end of the interest only period, typically seven years, so that customers meet their contractual repayment obligations. For bullet customers, contact strategies are in place to remind them of the need to repay principal at the end of the mortgage term.

*Not within the scope of Deloitte LLP's review report

Appendix 3 Credit risk (continued)

Key loan portfolios*: Interest only retail loans (continued)
Of the bullet mortgages that matured in 2012 (£0.7 million), 29% had fully repaid by 30 June 2013 leaving residual balances of £0.5 million, 88% of which were meeting the terms of a revised repayment schedule. Of the amortising loans that matured in 2012 (£269 million), 68% were meeting the terms of a revised repayment schedule.

Ulster Bank also offers temporary interest only periods to customers as part of its forbearance programme. An interest only period of up to two years, is permitted after which the customer enters an amortising repayment period following further assessment of the customer's circumstances. The affordability assessment conducted at the end of the forbearance period takes into consideration the repayment of the arrears that have accumulated based on original terms during the forbearance period. The customer's delinquency status does not deteriorate further while forbearance repayments are maintained. Term extensions in respect of existing interest only mortgages are offered only under a forbearance arrangement.

RBS Citizens
RBS Citizens has two portfolios of interest only loans. The first is a legacy portfolio of interest only HELOC loans (£0.4 billion at 30 June 2013) for which repayment of principal is due at maturity. The majority of these loans are due to mature between 2013 and 2015. Of those that matured in 2012, 67% had fully repaid by 30 June 2013 with residual balances of £30 million, 90% of which remained up-to-date with the terms of a revised repayment schedule. The second is an interest only portfolio of loans that convert to amortising after an interest only period of typically 10 years (£9.5 billion at June 2013 of which £8.8 billion were HELOCs). For these loans, the typical payments increase is currently 168% (average increase calculated at £221 per month). Delinquency rates showed a modest increase in the over 30 days' arrears rate.

The table below analyses the Group's retail mortgage portfolio between interest only mortgages (excluding mixed repayment mortgages) and other mortgage loans.

30 June 2013	Interest only £bn	Other £bn	Total £bn

Arrears status
Current	43.2	95.1	138.3
1 to 90 days in arrears	1.1	3.3	4.4
90+ days in arrears	1.1	4.5	5.6

Total	45.4	102.9	148.3

Current LTV

<= 50%	10.4	23.7	34.1
> 50% and <= 70%	12.9	27.1	40.0
> 70% and <= 90%	13.1	30.0	43.1
> 90% and <= 100%	3.2	6.2	9.4
> 100% and <= 110%	2.2	3.5	5.7
> 110% and <= 130%	1.6	4.1	5.7
> 130% and <= 150%	0.6	2.6	3.2
> 150%	1.2	4.5	5.7

Total with LTVs	45.2	101.7	146.9
Other	0.2	1.2	1.4

Total	45.4	102.9	148.3

*Not within the scope of Deloitte LLP's review report

Appendix 3 Credit risk (continued)

Key loan portfolios*: Interest only retail loans (continued)

31 December 2012	Interest only £bn	Other £bn	Total £bn

Arrears status
Current	44.4	94.4	138.8
1 to 90 days in arrears	1.0	3.3	4.3
90+ days in arrears	1.2	4.2	5.4

Total	46.6	101.9	148.5

Current LTV

<= 50%	10.3	22.9	33.2
> 50% and <= 70%	12.4	25.0	37.4
> 70% and <= 90%	13.6	31.2	44.8
> 90% and <= 100%	3.6	7.3	10.9
> 100% and <= 110%	2.4	4.0	6.4
> 110% and <= 130%	2.0	4.3	6.3
> 130% and <= 150%	0.8	2.4	3.2
> 150%	1.2	3.7	4.9

Total with LTVs	46.3	100.8	147.1
Other	0.3	1.1	1.4

Total	46.6	101.9	148.5

*Not within the scope of Deloitte LLP's review report

Appendix 3 Credit risk (continued)

Key loan portfolios* (continued)

Ulster Bank Group (Core and Non-Core)

Overview
At 30 June 2013, Ulster Bank Group accounted for 10% of the Group's total gross loans to customers (31 December 2012 - 10%) and 8% of the Group's Core gross loans to customers (31 December 2012 - 8%). During the period, there was a modest improvement in the economic outlook for Ireland with key economic indicators such as tax revenue, house price indices and GDP growth forecast stabilising.

The impairment charge of £929 million for H1 2013 (H2 2012 - £1,174 million) was driven by a combination of new defaulting customers and higher provisions on existing defaulted cases as security values deteriorated.

Provisions as a percentage of risk elements in lending were 57% at 30 June 2013 in line with year end. Ulster Bank impairment provisions take into account recovery strategies for its commercial real estate portfolio, as currently there is very limited liquidity in the Irish commercial and development market.

Risk elements in lending were £20.4 billion at 30 June 2013 (31 December 2012 - £18.8 billion). This included exposures of £1.2 billion relating to corporate customers which were 90 days past due but subject to on-going renegotiations and awaiting final agreement with the customers. The increase was also driven by foreign exchange movements of £0.7 billion, partially offset by write-offs totalling £0.3 billion.

Core
The impairment charge for H1 2013 of £503 million (H2 2012 - £647 million), while representing a decrease of £144 million on H2 2012, reflected the difficult economic climate in Ireland and its impact on default levels, particularly in the corporate portfolios. The mortgage sector accounted for £181 million (36%) of the total H1 2013 impairment charge (H2 2012 - £290 million), representing a decrease of £109 million.

Non-Core
The impairment charge for H1 2013 was £426 million (H2 2012 - £527 million), with the commercial real estate sector accounting for £372 million (87%).

*Not within the scope of Deloitte LLP's review report

Appendix 3 Credit risk (continued)

Key loan portfolios*: Ulster Bank Group (Core and Non-Core) (continued)
The table below analyses Ulster Bank Group's loans, REIL and impairments by sector.

				Credit metrics
	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	YTD Impairment charge	YTD Amounts written-off
Sector analysis	£m	£m	£m	%	%	%	£m	£m

30 June 2013
Core
Mortgages	19,750	3,429	1,758	17.4	51	8.9	181	10
Commercial real estate
- investment	3,634	1,895	696	52.1	37	19.2	97	11
- development	742	485	224	65.4	46	30.2	26	-
Other corporate	7,542	2,561	1,554	34.0	61	20.6	186	65
Other lending	1,287	208	198	16.2	95	15.4	13	23

	32,955	8,578	4,430	26.0	52	13.4	503	109

Non-Core
Commercial real estate
- investment	3,441	3,248	1,572	94.4	48	45.7	129	15
- development	7,404	7,282	4,863	98.4	67	65.7	243	205
Other corporate	1,558	1,296	797	83.2	61	51.2	54	4

	12,403	11,826	7,232	95.3	61	58.3	426	224

Ulster Bank Group
Mortgages	19,750	3,429	1,758	17.4	51	8.9	181	10
Commercial real estate
- investment	7,075	5,143	2,268	72.7	44	32.1	226	26
- development	8,146	7,767	5,087	95.3	65	62.4	269	205
Other corporate	9,100	3,857	2,351	42.4	61	25.8	240	69
Other lending	1,287	208	198	16.1	95	15.4	13	23

	45,358	20,404	11,662	45.0	57	25.7	929	333

*Not within the scope of Deloitte LLP's review report

Appendix 3 Credit risk (continued)

Key loan portfolios*: Ulster Bank Group (Core and Non-Core) (continued)

				Credit metrics
	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	YTD Impairment charge	YTD Amounts written-off
Sector analysis	£m	£m	£m	%	%	%	£m	£m

31 December 2012
Core
Mortgages	19,162	3,147	1,525	16.4	48	8.0	646	22
Commercial real estate
- investment	3,575	1,551	593	43.4	38	16.6	221	-
- development	729	369	197	50.6	53	27.0	55	2
Other corporate	7,772	2,259	1,394	29.1	62	17.9	389	15
Other lending	1,414	207	201	14.6	97	14.2	53	33

	32,652	7,533	3,910	23.1	52	12.0	1,364	72

Non-Core
Commercial real estate
- investment	3,383	2,800	1,433	82.8	51	42.4	288	15
- development	7,607	7,286	4,720	95.8	65	62.0	611	103
Other corporate	1,570	1,230	711	78.3	58	45.3	77	23

	12,560	11,316	6,864	90.1	61	54.6	976	141

Ulster Bank Group
Mortgages	19,162	3,147	1,525	16.4	48	8.0	646	22
Commercial real estate
- investment	6,958	4,351	2,026	62.5	47	29.1	509	15
- development	8,336	7,655	4,917	91.8	64	59.0	666	105
Other corporate	9,342	3,489	2,105	37.3	60	22.5	466	38
Other lending	1,414	207	201	14.6	97	14.2	53	33

	45,212	18,849	10,774	41.7	57	23.8	2,340	213

Geographical analysis: Commercial real estate

	Investment		Development
	Commercial	Residential	Commercial	Residential	Total
Exposure by geography	£m	£m	£m	£m	£m

30 June 2013
ROI	3,523	820	1,502	3,793	9,638
NI	1,064	209	623	1,961	3,857
UK (excluding NI)	1,363	81	78	171	1,693
RoW	14	1	8	10	33

	5,964	1,111	2,211	5,935	15,221

31 December 2012

ROI	3,546	779	1,603	3,653	9,581
NI	1,083	210	631	2,059	3,983
UK (excluding NI)	1,239	86	82	290	1,697
RoW	14	1	8	10	33

	5,882	1,076	2,324	6,012	15,294

*Not within the scope of Deloitte LLP's review report

Appendix 3 Credit risk (continued)

Key loan portfolios*: Ulster Bank Group (Core and Non-Core) (continued)

Key points
•
The commercial real estate lending portfolio for Ulster Bank Group (Core and Non-Core) totalled £15.2 billion at 30 June 2013 (against which provisions of £7.4 billion were held on REIL of £12.9 billion), of which £10.8 billion or 71% was in Non-Core. The geographic split of the total Ulster Bank Group commercial real estate portfolio remained similar to 31 December 2012, with 63.3% in Republic of Ireland (31 December 2012 - 62.6%), 25.3% in Northern Ireland (31 December 2012 - 26.0%), 11.1% in the UK excluding Northern Ireland (31 December 2012 - 11.1%) and the balance (<0.1%) in the Rest of World (primarily Europe).

•
Commercial real estate continues to be the sector driving the Ulster Bank Group defaulted loan book. Exposure to this sector fell by £73 million in the six months from 31 December 2012 despite an increase of £480 million due to foreign exchange movements. In line with the Group's sector concentration risk reduction strategy, exposure to commercial real estate fell by £73 million over the period. The decline was driven by repayments of £354 million and write-offs of £200 million, partially offset by adverse exchange rate movements of £480 million.

•
The outlook for the property sector remains challenging. While there appear to be some signs of stabilisation in the main urban centres, the outlook remains negative for secondary property locations on the island of Ireland.

•
During H1, Ulster Bank saw further migration of commercial real estate exposures managed under the Group's watchlist process, where various measures may be agreed to assist customers whose loans are performing but who are experiencing temporary financial difficulties.

Residential mortgages
Mortgage lending portfolio analysis by country of location of the underlying security is set out below.

	30 June 2013	31 December 2012
	£m	£m

ROI	17,476	16,873
NI	2,274	2,289

	19,750	19,162

*Not within the scope of Deloitte LLP's review report

Appendix 3 Credit risk (continued)

Credit risk assets*
Credit risk assets analysed in this appendix are presented to supplement the balance sheet related credit risk analyses on pages 2 to 12. Credit risk assets consist of:

●	Lending - cash and balances at central banks and loans and advances to banks and customers (including overdraft facilities, instalment credit and finance leases);
●
Rate risk management, which includes exposures arising from foreign exchange transactions, interest rate swaps, credit default swaps and options. Exposures are mitigated by (i) offsetting in-the-money and out-of-the-money transactions where such transactions are governed by legally enforcing netting agreements; and (ii) the receipt of financial collateral (primarily cash and bonds) using industry standard collateral agreements.

●	Contingent obligations, primarily letters of credit and guarantees.

Credit risk assets exclude issuer risk (primarily debt securities) and reverse repurchase arrangements. They take account of legal netting arrangements that provide a right of legal set-off but do not meet the offset criteria under IFRS.

Divisional analysis of credit risk assets	30 June 2013 £m	31 December 2012 £m

UK Retail	112,755	114,120
UK Corporate	99,223	101,148
Wealth	20,588	19,913
International Banking	60,698	64,518
Ulster Bank	34,650	34,232
US Retail & Commercial	58,139	55,036

Retail & Commercial	386,053	388,967
Markets	89,901	106,336
Other	81,496	65,186

Core	557,450	560,489
Non-Core	55,140	65,220

	612,590	625,709

Key points
●
The trends in the portfolio continue to reflect the Group's strategy, with the £13.1 billion reduction in overall credit risk assets driven by a decrease in exposure in the Non-Core division. At 30 June 2013, Non-Core accounted for 9% of the overall Group credit assets (31 December 2012 - 10%).

●
Exposure in the Retail & Commercial divisions remained broadly stable, with a fall in International Banking offset by growth in US Retail & Commercial and Wealth. The reduction in International Banking was spread across all sectors and geographies. The increase in US Retail & Commercial was predominantly due to exchange rate movements.

●
Exposure in Markets declined during the period, primarily driven by a reduction in CDS activities. There was also a reduction in other rate risk management products, reduced placement activity with central banks and in securitisation exposure. This was offset by an increase in 'Other' (predominantly consisting of Group Treasury's exposure to central banks in the UK, US and Germany) which is a function of the Group's liquidity requirements and cash positions.

●
Non-Core declined by £10.1 billion (15.5% of the 2012 portfolio) during the period, mainly due to repayments, run offs, and disposals. The property, TMT and natural resources sectors accounted for 76% of the reduction in Non-Core.

*Not within the scope of Deloitte LLP's review report

Appendix 3 Credit risk (continued)

Credit risk assets* (continued)

Asset quality
The Group categorises exposures by credit grade for risk management and reporting purposes. Customers are assigned credit grades based on various credit grading models that reflect the key drivers of default for each customer type. All credit grades across the Group map to both a Group level asset quality scale, used for external financial reporting, and, for wholesale exposures, a master grading scale which is used for internal management reporting across portfolios. As a result, measures of risk exposure may be readily aggregated and reported at increasing levels of granularity depending on stakeholder or business need.

The table below shows credit risk assets by asset quality (AQ) band:

		30 June 2013				31 December 2012
Asset quality band	Probability of default range	Core £m	Non-Core £m	Total £m	Total %	Core £m	Non-Core £m	Total £m	Total %

AQ1	0% - 0.034%	139,949	4,603	144,552	23.6	131,772	7,428	139,200	22.2
AQ2	0.034% - 0.048%	25,694	2,410	28,104	4.6	25,334	2,241	27,575	4.4
AQ3	0.048% - 0.095%	44,179	1,661	45,840	7.5	43,925	2,039	45,964	7.3
AQ4	0.095% - 0.381%	103,893	5,910	109,803	17.9	112,589	6,438	119,027	19.0
AQ5	0.381% - 1.076%	89,845	5,411	95,256	15.5	92,130	7,588	99,718	15.9
AQ6	1.076% - 2.153%	47,558	4,008	51,566	8.4	45,808	5,525	51,333	8.2
AQ7	2.153% - 6.089%	33,664	3,681	37,345	6.1	32,720	5,544	38,264	6.1
AQ8	6.089% - 17.222%	10,826	1,691	12,517	2.0	13,091	1,156	14,247	2.4
AQ9	17.222% - 100%	8,509	1,697	10,206	1.7	8,849	2,073	10,922	1.8
AQ10	100%	22,830	22,204	45,034	7.4	21,562	22,845	44,407	7.1
Other (1)		30,503	1,864	32,367	5.3	32,709	2,343	35,052	5.6

		557,450	55,140	612,590	100	560,489	65,220	625,709	100

Note:
(1)
'Other' largely comprises assets covered by the standardised approach, for which a probability of default equivalent to those assigned to assets covered by the internal ratings based approach is not available.

*Not within the scope of Deloitte LLP's review report

Appendix 3 Credit risk (continued)

Credit risk assets*: Asset quality (continued)

	30 June 2013		31 December 2012
AQ10 credit risk assets by division	AQ10 £m	% of divisional credit risk assets %	AQ10 £m	% of divisional credit risk assets %

UK Retail	4,883	4.3	4,998	4.4
UK Corporate	6,664	6.7	6,310	6.2
International Banking	654	1.1	612	0.9
Ulster Bank	9,366	27.0	8,236	24.1
US Retail & Commercial	636	1.1	633	1.2

Retail & Commercial	22,203	5.8	20,789	5.3
Markets	627	0.7	773	0.7

Core	22,830	4.1	21,562	3.8
Non-Core	22,204	40.3	22,845	35.0

	45,034	7.4	44,407	7.1

Key points
●	Trends in asset quality of the Group's credit risk exposures in the first half of 2013 reflected changes in the composition of the Core portfolio and the run-off of Non-Core assets.

●	The increase in the Group's Core exposures within the AQ1 band reflected the increase in the Group Treasury's exposure to sovereigns.

●
Defaulted assets (AQ10) in the Core divisions were concentrated in the personal (41%) and property (29%) sectors, with the remainder spread across other corporate sectors. Core defaulted assets in the personal sector were spread evenly between UK Retail and Ulster Bank, and remained stable over the period. The transport sector showed further signs of stress, with defaulted assets in the shipping sub-sector increasing during the period in UK Corporate.

●	Weaknesses in the commercial real estate market continued to be the main cause of defaulted assets within Non-Core, with approximately 85% of the defaulted assets in Non-Core in that sector.

●
Given the weak Irish economy, the stock of defaulted assets in the Ulster Bank portfolio continued to grow, driven by the exposure to the personal and property sectors. Refer to the Risk management section on Ulster Bank Group (Core and Non-Core) for more details.

*Not within the scope of Deloitte LLP's review report

Appendix 3 Credit risk (continued)

Credit risk assets*: By sector and geographical region

30 June 2013	UK £m	Western Europe (excl. UK) £m	North America £m	Asia Pacific £m	Latin America £m	Other (1) £m	Total £m	Core £m	Non- Core £m

Personal	127,674	19,629	31,140	1,451	45	968	180,907	177,314	3,593
Banks	2,440	32,370	5,621	7,413	1,364	2,067	51,275	50,813	462
Other financial institutions	17,980	13,703	9,420	2,661	3,951	591	48,306	43,574	4,732
Sovereign (2)	46,404	17,255	27,097	2,798	50	969	94,573	92,924	1,649
Property	52,009	22,744	6,498	769	2,035	1,259	85,314	57,053	28,261
Natural resources	5,846	4,869	6,381	4,453	1,743	1,370	24,662	22,250	2,412
Manufacturing	9,159	5,624	6,373	2,035	378	1,136	24,705	23,717	988
Transport (3)	12,616	5,346	4,029	4,860	2,136	4,607	33,594	26,450	7,144
Retail and leisure	16,802	4,773	5,246	944	539	712	29,016	26,173	2,843
Telecommunications, media and technology	3,647	2,877	3,205	1,623	30	395	11,777	10,025	1,752
Business services	16,685	3,194	6,521	913	963	185	28,461	27,157	1,304

	311,262	132,384	111,531	29,920	13,234	14,259	612,590	557,450	55,140

31 December 2012

Personal	129,431	19,256	30,664	1,351	39	926	181,667	177,880	3,787
Banks	5,023	36,573	6,421	8,837	1,435	2,711	61,000	60,609	391
Other financial institutions	20,997	13,398	10,189	2,924	4,660	789	52,957	47,425	5,532
Sovereign (2)	38,870	26,002	14,265	2,887	64	1,195	83,283	81,636	1,647
Property	54,831	23,220	7,051	1,149	2,979	1,280	90,510	56,566	33,944
Natural resources	6,103	5,911	6,758	4,129	690	1,500	25,091	21,877	3,214
Manufacturing	9,656	5,587	6,246	2,369	572	1,213	25,643	24,315	1,328
Transport (3)	12,298	5,394	4,722	5,065	2,278	4,798	34,555	26,973	7,582
Retail and leisure	17,229	5,200	4,998	1,103	270	658	29,458	26,203	3,255
Telecommunications, media and technology	4,787	3,572	3,188	1,739	127	346	13,759	10,815	2,944
Business services	17,089	3,183	5,999	581	780	154	27,786	26,190	1,596

	316,314	147,296	100,501	32,134	13,894	15,570	625,709	560,489	65,220

Notes:
(1)	Comprises Central and Eastern Europe, the Middle East, Central Asia and Africa, and supranationals such as the World Bank.
(2)	Includes central bank exposures.
(3)
Excludes net investment in operating leases in shipping and aviation portfolios as they are accounted for as property, plant and equipment. However, operating leases are included in the monitoring and management of these portfolios.

*Not within the scope of Deloitte LLP's review report

Appendix 3 Credit risk (continued)

Credit risk assets*: By sector and geographical region (continued)

Key points
●
Conditions in financial markets and evolution of the Group's strategy continued to impact on the composition of its portfolio during 2012 and into the first half of 2013. The following key trends were observed:

	○	A 14% increase in exposures to sovereign, driven by an increase in the Group's placing of deposits with central banks;
	○	A 16% decrease in exposures to banks, partly reflecting the reduction in CDS activities. There was also a general reduction in activity in eurozone peripheral countries as risk appetite was reduced.
	○	A 9% decrease in exposures to other financial institutions partly driven by a reduction in exposure to securitisation vehicles; and
	○	A 6% decrease in exposures to the property sector.

●
The Group's sovereign portfolio comprised exposures to central governments, central banks and sub-sovereigns such as local authorities, primarily in the Group's key markets in the UK, Western Europe and the US. It predominantly comprised cash balances placed with central banks such as the Bank of England, the Federal Reserve and within the Eurosystem (including the European Central Bank and central banks in the Eurozone). Asset quality of this portfolio was high with 95% assigned an internal rating in the AQ1 asset quality band. Exposure to sovereigns fluctuated according to the Group's liquidity requirements and cash positions, which determine the level of cash placed with central banks.

●
The banking sector was one of the largest in the Group's portfolio. Exposures were well diversified geographically, largely collateralised, and tightly controlled through a combination of a single name concentration framework and a suite of credit policies designed to ensure compliance with sector and country limits. The decrease in exposure was primarily the result of reduced activity with European counterparties.

●
The Group's exposure to the property sector totalled £85.3 billion at 30 June 2013 (a 6% decline from 31 December 2012), the majority of which related to commercial real estate (refer to the Risk Management section on commercial real estate for further details). The remainder comprised lending to construction companies (10%), housing associations (10%) and building material groups (3%) which remained stable during the period.

●
Exposure to the transport sector included asset-backed exposure to ocean-going vessels. The cyclical downturn observed in the shipping sector since 2008 showed no sign of improvement in H1 2013, with an oversupply of vessels and lower charter rates continuing. Defaulted assets (AQ10) within the shipping sector represented 9% of the total exposure to this sector (31 December 2012 - 5%), the majority of which arose in UK Corporate.

●
Exposure to the retail and leisure sector remained broadly stable during the period. The market outlook for this sector remained challenging and efforts were made to rebalance the portfolio towards sectors perceived to be resilient to macroeconomic volatility (e.g. food and beverages), leading to stable credit metrics overall.

*Not within the scope of Deloitte LLP's review report

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 August 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary